September 23, 2020

Dear Shareholders:

The enclosed Combined Prospectus/Information Statement contains detailed information regarding the reorganization of the Toews Tactical Growth Allocation Fund (the "Target Fund"), into Toews Tactical Monument Fund (the "Survivor Fund"). Below is a summary of the reasons for this decision, however, we encourage you read the entire Combined Prospectus/Information Statement for a complete information.

After careful consideration and approval from the Fund's Board of Trustees, we have determined that it is in the best interest of each Fund to merge the Target Fund into the Survivor Fund.

- The Funds have identical investment objectives and fundamental investment policies.

- The Funds have the same portfolio managers and investment adviser.

- The Funds share comparable fees and expenses and a merger of assets may result in lower expenses through economies of scale.

- The potential of the Survivor Fund to gather additional assets while shareholders of the combined fund benefit from increased economies of scale.

- The Funds and their shareholders will not bear any of the costs of the reorganization

- Excluding any tax liabilities associated with the sale of the Target Fund's investments in connection with the merger, shareholders are not expected to incur a tax consequence as a result of the merger.

This combination does not require Shareholder approval, but Shareholders are encouraged to contact us with any questions.

Warm Regards,

Phillip Toews
Co-Portfolio Manager
Toews Corporation

TOEWS TACTICAL GROWTH ALLOCATION FUND
A SERIES OF NORTHERN LIGHTS FUND TRUST

4221 North 203rd Street, Suite 100
Elkhorn, Nebraska 68022

September 23, 2020

Dear Shareholder:

We wish to provide you with some important information concerning your investment. You are receiving this Combined Prospectus/Information Statement because you own shares of Toews Tactical Growth Allocation Fund, a series of the Northern Lights Fund Trust. The Board of Trustees (the "Board") of Northern Lights Fund Trust (the "Trust"), after careful consideration, has approved the reorganization (the "Reorganization") of Toews Tactical Growth Allocation Fund (the "Target Fund"), into Toews Tactical Monument Fund (the "Survivor Fund"), which is also a series of the Trust. The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds". The series surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund". **The Reorganization does not require your approval, and you are not being asked to vote.** The attached Combined Prospectus/Information Statement contains information about the Survivor Fund and provides details about the terms and conditions of the Reorganization.

You should review the Combined Prospectus/Information Statement carefully and retain it for future reference.

The Target Fund and Survivor Fund have the same primary investment objective in that they each seek to provide long-term growth of capital, and the Funds share the same fundamental investment policies. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to high yield bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. The Funds are advised by Toews Corporation and managed by the same portfolio managers. We anticipate that the Reorganization will result in benefits to the shareholders of the Target Fund as discussed more fully in the Combined Prospectus/Information Statement. As a general matter, we believe that after the Reorganization, the Combined Fund will provide you with the same primary investment objective with generally lower gross expenses and portfolio management efficiencies.

After considering the assets of each Fund and the expenses associated with the investment structure of the Target Fund, the Funds' adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund. The Board has concluded that the Reorganization is in the best interests of each of the Funds and their respective shareholders. In approving the Reorganization, the Board considered, among other things, the substantial similarities between the Funds' investment objectives and fundamental investment policies, the management fee for the Target Fund and the Combined Fund, the differences in historical performance between the Target Fund and the Survivor Fund, and the terms and conditions of the Agreement and Plan of Reorganization (the "Plan of Reorganization"). The Board also considered that it is not anticipated that the Reorganization will have any tax consequences for shareholders.

The Plan of Reorganization provides that the Target Fund will transfer all of its assets and liabilities to the Survivor Fund. In exchange for the transfer of these assets and liabilities, the Survivor Fund will simultaneously issue shares to the Target Fund in an amount equal in value to the net asset value of the Target Fund's shares as of the close of business on the business day preceding the foregoing transfers. These transfers are expected to occur on or about October 16, 2020 (the "Closing Date"). Immediately after the Reorganization, the Target Fund will make a liquidating distribution to its shareholders of the Survivor Fund shares received, so that a holder of shares in the Target Fund at the Closing Date of the Reorganization will receive a number of shares of the Survivor Fund with the same aggregate value as the shareholder had in the Target Fund immediately before the Reorganization.

Following the Reorganization, the Target Fund will cease operations as a separate series of the Trust. Shareholders of the Target Fund will not be assessed any sales charges, redemption fees or any other shareholder fee in connection with the Reorganization.

NO ACTION ON YOUR PART IS REQUIRED TO EFFECT THE REORGANIZATION.

If you have questions, please contact the Funds at 1-877-558-6397.

Sincerely,
Kevin Wolf, President

QUESTIONS AND ANSWERS

We recommend that you read the complete Combined Prospectus/Information Statement. The following Questions and Answers provide an overview of the key features of the reorganization (the "Reorganization") of Toews Tactical Growth Allocation Fund (the "Target Fund"), into Toews Tactical Monument Fund (the "Survivor Fund" and, together with the Target Fund, the "Funds" and each, a "Fund") and of the information contained in this Combined Prospectus/Information Statement.

Q. What is this document and why did we send it to you?

A. This is a Combined Prospectus/Information Statement that provides you with information about a plan of reorganization between the Target Fund and the Survivor Fund. Both the Target Fund and the Survivor Fund are series of the Northern Lights Fund Trust (the "Trust"). The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds." The Funds pursue the same primary investment objective in that they each seek to provide long-term growth of capital, and the Funds share the same fundamental investment policies. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to high yield bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. When the Reorganization is completed, your shares of the Target Fund will be exchanged for shares of the Survivor Fund, and the Target Fund will be terminated as a series of the Trust. Please refer to the Combined Prospectus/Information Statement for a detailed explanation of the Reorganization, and a more complete description of the Survivor Fund.

You are receiving this Combined Prospectus/Information Statement because you own shares of the Target Fund as of July 29, 2020. The Reorganization does not require approval by you or by shareholders of either the Target or Survivor Fund, and you are not being asked to vote.

Q. Has the Board of Trustees approved the Reorganization?

A. Yes, the Board of Trustees of the Trust (the "Board") has approved the Reorganization. After careful consideration, the Board, including all of the Trustees who are not "interested persons" of the Funds (as defined in the Investment Company Act of 1940 (the "1940 Act")) (the "Independent Trustees"), determined that the Reorganization is in the best interests of the Target Fund's and Survivor Fund's shareholders and that neither Fund's existing shareholders' interests will be diluted as a result of the Reorganization.

Q. Why is the Reorganization occurring?

A. The Board has determined that Target Fund shareholders may benefit from an investment in the Combined Fund in the following ways:

(i) After considering the assets of each Fund and the expenses associated with the investment structure of the Target Fund, the Funds' adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund. The Board has concluded that the Reorganization is in the best interests of each of the Funds and their respective shareholders.

(ii) Shareholders of the Target Fund will remain invested in an open-end fund that has greater net assets that is expected to result in future operating efficiencies (e.g., certain fixed costs, such as legal expenses, audit fees, compliance expenses, accounting fees and other expenses, will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Combined Fund);

(iii) The Survivor Fund's comparable management fee and expense structure; and

(iv) The historical performance of the Surviving Fund as compared to the Target Fund, and the potential of the Survivor Fund to gather additional assets while shareholders of the Combined Fund benefit from increased economies of scale.

Q. How will the Reorganization affect me as a shareholder?

A. Upon the closing of the Reorganization, Target Fund shareholders will become shareholders of the Survivor Fund. With the Reorganization, all of the assets and the liabilities of the Target Fund will be combined with those of the Survivor Fund. You will receive shares of the Survivor Fund equal to the value of the shares you own of the Target Fund. An account will be created for each shareholder that will be credited with shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shareholder's Target Fund shares at the time of the Reorganization.

The number of shares a shareholder receives (and thus the number of shares allocated to a shareholder) will depend on the relative net asset values per share of the two Funds immediately prior to the Reorganization. Thus, although the aggregate net asset value in a shareholder's account will be the same, a shareholder may receive a greater or lesser number of shares than it currently holds in the Target Fund. No physical share certificates will be issued to shareholders. As a result of the Reorganization, a Target Fund shareholder will hold a smaller percentage of ownership in the Combined Fund than such shareholder held in the Target Fund prior to the Reorganization.

Q. Why is no shareholder action necessary?

A. Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of Trust. Pursuant to an exemption provided under Rule 17a-8 of the 1940 Act, a vote of shareholders of the Target Fund is not required.

Q. When will the Reorganization occur?

A. The Reorganization is expected to take effect on or about September 25, 2020, or as soon as possible thereafter (the "Closing Date").

Q. Who will pay for the Reorganization?

A. The costs of the Reorganization, excluding any tax liabilities associated with the sale of the Target Fund's investments in connection with the Reorganization, will be borne by Toews Corporation, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $25,000.

Q. Will the Reorganization result in any federal tax liability to me?

A. The Reorganization is not anticipated to result in a tax consequence to Target Fund's shareholders, with the exception of any tax liabilities associated with the sale of the Target Fund's investments in connection with the Reorganization.

Q. Can I redeem my shares of the Target Fund before the Reorganization takes place?

A. Yes. You may redeem your shares, at any time before the Reorganization takes place, as set forth in the Target Fund's prospectus. If you choose to do so, your request will be treated as a normal exchange or redemption of shares. Shares that are held as of Closing Date will be exchanged for shares of the Survivor Fund.

Q. Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganization?

A. No. Shareholders will not pay any sales load, commission or other similar fee in connection with the Reorganization, and thus Target Fund shareholders will not pay any such fee indirectly.

Q. What percentage of the Target Fund's securities are expected to be sold as part of the Reorganization and what is the estimated cost of such sales, quantified in both dollars and basis points? Further, what are the estimated capital gains distributions expected to be triggered from such sales, quantified in both dollars and per share amounts?

A. Based on September 9, 2020 market values of the Target Fund's positions, it is estimated that $5,667,991.80, or 25.63% of the Target Fund's portfolio will be sold as part of the Reorganization and the cost of such sales is estimated to be $1,855.94, or less than 0.01% of the Target Fund's September 9, 2020 net asset value. Capital gains distributions expected to be triggered from the sale of the Target Fund's securities are estimated to be $1,354,615.74, or $0.77 per share of the Target Fund.

Q. Are there differences in front-end sales loads or contingent deferred sales charges?

A. No. Neither the Target Fund nor the Survivor Fund have front-end sales loads and contingent deferred sales charges.

Q. Whom do I contact for further information?

A. You can contact your financial adviser for further information. You may also contact the Funds at 1-877-558-6397. You may also visit our website at www.ToewsCorp.com.

Important additional information about the Reorganization is set forth in the accompanying Combined Prospectus/Information Statement. Please read it carefully.

INFORMATION STATEMENT FOR
TOEWS TACTICAL GROWTH ALLOCATION FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST

225 PICTORIA DRIVE, SUITE 450
CINCINNATI, OH 45246

PROSPECTUS FOR
TOEWS TACTICAL MONUMENT FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST

225 PICTORIA DRIVE, SUITE 450
CINCINNATI, OH 45246

DATED SEPTEMBER 23, 2020
RELATING TO THE REORGANIZATION OF
TOEWS TACTICAL GROWTH ALLOCATION FUND
WITH AND INTO
TOEWS TACTICAL MONUMENT FUND

EACH A SERIES OF NORTHERN LIGHTS FUND TRUST

This Combined Prospectus/Information Statement is furnished to you as a shareholder of Toews Tactical Growth Allocation Fund (the "Target Fund"), a series of Northern Lights Fund Trust., a Delaware statutory trust (the "Trust"). As provided in the Agreement and Plan of Reorganization (the "Plan of Reorganization"), the Target Fund will be reorganized into Toews Tactical Monument Fund (the "Survivor Fund"), also a series of the Trust (the "Reorganization"). The Target Fund and the Survivor Fund are each referred to herein as a "Fund", and together, the "Funds." The Fund surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund." For purposes of this Combined Prospectus/Information Statement, the terms "shareholder," "you" and "your" may refer to the shareholders of the Target Fund.

The Board of Trustees of the Trust (the "Board"), on behalf of each Fund, has approved the Reorganization and has determined that the Reorganization is in the best interests of the Funds and their respective shareholders. The Funds pursue the same primary investment objective in that they each seek to provide long-term growth of capital, and the Funds share the same fundamental investment policies. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to high yield bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. Please see "Summary—Investment Objectives and Principal Investment Strategies" below.

At the closing of the Reorganization, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund in exchange for shares of the Survivor Fund. Immediately after receiving the Survivor Fund shares, the Target Fund will distribute these shares to its shareholders in the liquidation of the Target Fund. Target Fund shareholders will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares they held immediately prior to the Reorganization. After distributing these shares, the Target Fund will be terminated as a series of the Trust. As a result of the Reorganization, a shareholder of the Target Fund will have a smaller percentage of ownership in the Combined Fund than such shareholder's percentage of ownership in the Target Fund prior to the Reorganization.

This Combined Prospectus/Information Statement sets forth concisely the information you should know about the Reorganization of the Target Fund and constitutes an offering of the shares of the Survivor Fund issued in the Reorganization. Please read it carefully and retain it for future reference.

In addition, the following documents each have been filed with the Securities and Exchange Commission (the "SEC"), and are incorporated herein by reference:

- the Prospectus related to the Target Fund and Survivor Fund, dated August 28, 2019 (File No. 333-122917);

- the Statement of Additional Information related to the Target Fund and Survivor Fund, dated August 28, 2019 (File No. 333-122917);

- the Semi-Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal period ended October 31, 2019 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund; and

- the Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal year ended April 30, 2020 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund.
- the Statement of Additional Information related to the reorganization of the Target Fund with and into the Survivor Fund, dated September 23, 2020 (File No. 333-[ ]).

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), and in accordance therewith, file reports and other information, including proxy materials, with the SEC.

The Funds' Prospectus, Statement of Additional Information and their annual and semi-annual reports, are available upon request and without charge by writing to the Funds at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or by calling toll-free at (402) 895-1600. They are also available, free of charge, at the Funds' website at www.ToewsCorp.com. Information about the Funds can also be reviewed and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. Call 1-202-551-8090 for information on the operation of the public reference room. This information is also accessible via the Edgar database on the SEC's internet site at www.sec.gov and copies may be obtained upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

THIS COMBINED PROSPECTUS/INFORMATION STATEMENT IS EXPECTED TO BE SENT TO SHAREHOLDERS ON OR ABOUT SEPTEMBER 4, 2020. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS COMBINED PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS COMBINED PROSPECTUS/INFORMATION STATEMENT AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS COMBINED PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

TABLE OF CONTENTS

SUMMARY

The following is a summary of certain information contained elsewhere in this Combined Prospectus/Information Statement and is qualified in its entirety by references to the more complete information contained herein. Shareholders should read the entire Combined Prospectus/Information Statement carefully.

The Trust, organized under the laws of the state of Delaware, is an open-end management investment company registered with the SEC. The Target Fund and Survivor Fund are organized as separate series of the Trust. The primary investment objective of each Fund is to provide long-term growth of capital and the secondary investment objective of each Fund is to limit risk during unfavorable market conditions.

Toews Corporation (the "Adviser") is the investment adviser for the Funds and will serve as the investment adviser for the Combined Fund. Phillip Toews, Randall Schroeder, Jason Graffius and Charles Collins are the co-portfolio managers for both the Target Fund and the Survivor Fund, and are expected to continue the day-to-day management of the Combined Fund following the Reorganization.

The Reorganization.

The Proposed Reorganization. The Board, including the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) (the "Independent Trustees"), on behalf of each of the Target Fund and the Survivor Fund, has approved the Agreement and Plan of Reorganization (the "Plan of Reorganization"). The Plan of Reorganization provides for:

- the transfer of substantially all of the assets and the liabilities of the Target Fund to the Survivor Fund in exchange for shares of the Survivor Fund;

- the distribution of such shares to the Target Fund's shareholders; and

- the termination of the Target Fund as a separate series of the Trust.

If the proposed Reorganization is completed, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund, and shareholders of the Target Fund will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares that the shareholders own immediately prior to the Reorganization.

Background and Reasons for the Proposed Reorganization. The Reorganization has been proposed because, after considering the assets of each Fund and the expenses associated with the investment structure of the Target Fund, the Adviser believes that it is in the best interests of each Fund's shareholders if the Target Fund is merged with the Survivor Fund because (1) the Survivor Fund has the same primary investment objective and fundamental investment policies as the Target Fund; (2) the Survivor Fund has had better historical performance than the Target Fund; (3) the Survivor Fund has substantially greater net assets than the Target Fund; (4) the Survivor Fund has the same management fee as the Target Fund; and (5) the prospects for growth, and for achieving economies of scale, of the combined Target Fund and Survivor Fund.

In approving the Plan of Reorganization, the Board, on behalf of the Target Fund, including the Independent Trustees, determined that the Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund shareholders will not be diluted as a result of the Reorganization. Before reaching this conclusion, the Board engaged in a thorough review process relating to the proposed Reorganization. The Board approved the Reorganization at a meeting held on June 24, 2020.

The factors considered by the Board with regard to the Reorganization include, but are not limited to, the following:

- After the Reorganization, shareholders will be invested in a Combined Fund with the same primary investment objective and fundamental investment policies;

- The same co-portfolio managers that currently manage each Fund will manage the Combined Fund following the closing of the Reorganization;

- The historical performance of the Target Fund and the Survivor Fund, and the fact that the Survivor Fund has outperformed the Target Fund for the period August 31, 2010 through April 30, 2020;

- Each Fund has a management fee of 1.00% of the Fund's average daily net assets;

- The Combined Fund resulting from the completion of the Reorganization may achieve certain operating efficiencies in the future from its larger net asset size;

- The Combined Fund, as a result of economies of scale, may have a future lower ratio of expenses to average net assets than that of the Target Fund prior to the Reorganization;

- The Reorganization is not expected to result in any tax consequence to shareholders;

- The Funds and their shareholders will not bear any of the costs of the Reorganization; and

- The Target Fund shareholders will receive Survivor Fund shares with the same aggregate net asset value as their Target Fund shares.

The Board, including all of the Independent Trustees, concluded, based upon the factors and determinations summarized above, that completion of the Reorganization is advisable and in the best interests of the shareholders of each Fund, and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. The determinations on behalf of each Fund were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of trust.

In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of the Target Fund is not required if as a result of the Reorganization: (i) there is no policy of the Target Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Survivor Fund; (ii) the Survivor Fund's advisory contract is not materially different from that of the Target Fund; (iii) the Independent Trustees of the Target Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Survivor Fund; and (iv) after the Reorganization, the Survivor Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Target Fund under such a plan. The Reorganization meets all of these conditions, and, therefore, a vote of shareholders is not required under the 1940 Act.

Investment Objectives and Principal Investment Strategies

The Target Fund and Survivor Fund have the same primary investment objective in that they each seek to provide long-term growth of capital, and the Funds share the same fundamental investment policies. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to high yield bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund. See "Comparison of the Target Fund and the Survivor Fund — Comparison of Investment Objectives and Principal Investment Strategies" below.

The primary investment objective of the Target Fund and the Surviving Fund is to provide long-term growth of capital and the secondary investment objective of the Target Fund and the Surviving Fund is to limit risk during unfavorable market conditions.

The Target Fund's adviser seeks to achieve the Target Fund's investment objective by investing primarily in: (1) exchange traded funds ("ETFs") that invest primarily in U.S. and foreign common stocks of any capitalization and U.S. and foreign fixed income securities of any rating (including high-yield debt instruments, also known as "junk bonds"), (2) U.S. and foreign common stocks of any capitalization, (3) U.S. and foreign fixed income securities of any rating (including high-yield debt instruments), (4) futures, total return swaps or credit default swaps that use high yield debt instruments or high yield indexes as reference assets, and (5) U.S. or foreign cash equivalents using the adviser's "Growth Allocation" strategy. The use of "Growth" in both the Target Fund's name and the strategy's name refers to the primary investment objective of long-term growth of capital rather than a strategy of investing in relatively high growth companies. Fixed-income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Target Fund may also invest in futures contracts on such fixed-income securities and US Treasury securities.

The adviser's Growth Allocation strategy allocates assets among the following sub-strategies: (1) Hedged International Developed Equities, (2) Hedged High Yield Bond, (3) Hedged Large-Cap (4) Hedged Mid-Cap and (5) Hedged Small-Cap. Each sub-strategy seeks to capture returns representative of broad-based securities market indices or securities suggested by the sub-strategy's name. The Target Fund's level of investment risk economic exposure will range from 0% to 125% of the adviser's expected total return of each sub-strategy index. The Target Fund defines the returns of the MSCI EAFE Index (composed of equities from 21 non-U.S. economically developed countries) as representative of the returns sought under the Hedged International Developed Equities sub-strategy. The Target Fund defines the returns of high-yield debt instruments (those rated lower than Baa3 by Moody's or lower than BBB- by S&P) as representative of the returns sought under the Hedged High Yield Bond sub-strategy. The Target Fund defines the returns of the S&P 500 Index as representative of the returns sought under the Hedged Large-Cap sub-strategy. The Target Fund defines the returns of the S&P Mid-Cap 400 Index as representative of the returns sought under the Hedged Mid-Cap sub-strategy. The Target Fund defines the returns of the S&P Small-Cap 600 Index as representative of the returns sought under the Hedged Small-Cap sub-strategy.

The adviser anticipates its Growth Allocation strategy, which determines asset allocation based upon an analysis of long-term historical returns and volatility of various asset classes, will produce asset allocation ranges as follows:

Sub-Strategy Asset Class	Allocation Target	Allocation Range
Hedged International Developed Equities	30%	0% to 50%
Hedged High Yield Bond	20%	0% to 50%

Hedged Large-Cap Equities	20%	0% to 40%
Hedged Mid-Cap Equities	15%	0% to 30%
Hedged Small-Cap Equities	15%	0% to 30%

Each sub-strategy will be hedged (or sold outright to a cash equivalent) independently of the others. This means the Target Fund may not be completely hedged or allocated at any one time and the Target Fund may maintain a position in one or more asset class and/or style position while being a defensive position for one or more others. Other than a cash equivalent, one asset class and/or style position will not dominate the total allocation of the Target Fund; however, the adviser may leverage each asset class and/or style position slightly. Generally, the allocation will not be rebalanced until ending a defensive position. However, the adviser may from time to time rebalance to the Target Fund to targets based on the adviser's discretion.

Up to 50% of the Target Fund's assets may be invested in high yield debt instruments. The Target Fund defines high-yield debt instruments as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by S&P (below investment grade). Additionally, the Target Fund's entire high yield debt allocation may be in securities rated below Caa3 by Moody's or CCC- by S&P or derivatives of such instruments. The Target Fund may invest in high yield bonds directly or through derivative instruments designed to replicate some or all of the features of an underlying portfolio of high yield bonds, such as credit default swaps or total return swaps.

The Target Fund's secondary objective is to limit risk during unfavorable market conditions, and when the adviser determines such conditions exist, the Target Fund will take a defensive position and/or be allocated 100% to U.S. Treasuries or short-term fixed income securities, U.S. or foreign cash or cash equivalents.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US and foreign stock indices and fixed income markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy put options on or sell short ETFs, futures contracts, and/or derivatives that primarily invest in high-yield debt instruments and/or equity instruments. The Target Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices and markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy equity or index put options on or sell short equity index futures contracts. The Target Fund may hold equity index futures contracts and/or other derivatives. The advisor may sell short the iBoxx IShares High Yield Corporate Bond Futures contract to hedge the economic exposure of the Target Fund. The Target Fund may invest in US Treasury bills, notes, and bonds of any duration or length until maturity. The Target Fund may invest in derivatives or futures contracts that derive the value from US Treasury bills, notes, and bonds of any duration or length until maturity. The adviser also may use a "representative sampling" indexing strategy to manage the Target Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US and foreign stock indices and, with respect to the high-yield bond segments of the portfolio, the high-yield bond market as a whole.

In seeking to provide some downside protection, the Target Fund employs an options strategy. In favorable markets, the Target Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Target Fund's potential losses during such periods. In unfavorable markets, the Target Fund will close out those option positions. Additionally, the Target Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Target Fund capture positive returns that otherwise may have been missed in a rising market.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of U.S. and foreign equity and fixed-income (including high yield bond) markets. The adviser monitors, including monitoring price movements and momentum of, said markets, in an effort to identify the proper weighting of the Target Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Target Fund's exposure to the broad-based U.S. and foreign stock indices and fixed-income (including high-yield bond) markets. The adviser's decision to buy or sell the Target Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices/markets. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Target Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Target Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Target Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Target Fund's adviser may engage in active and frequent trading of the Target Fund's portfolio securities and derivatives to achieve the Target Fund's investment objective.

The Survivor Fund's adviser seeks to achieve the Survivor Fund's investment objective by investing primarily in equity index futures contracts, as well as fixed income securities, ETFs, U.S. Large Cap Stocks and cash equivalents. The Survivor Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index, the S&P 500 Growth Index, the Russell 1000 Growth Index, the NASDAQ-100 Index, and/or securities of other broad-based US large-cap stock indices. The Survivor Fund may also invest in large-cap common stocks and exchange traded funds that invest in large-cap common stocks. Fixed income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Survivor Fund may also invest in futures contracts on such fixed income securities and US Treasury securities.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US large-cap indices. The Survivor Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices. The adviser also may use a "representative sampling" indexing strategy to manage the Survivor Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US large-cap stock indices.

In seeking to provide some downside protection, the Survivor Fund employs an options strategy. In favorable markets, the Survivor Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Survivor Fund's potential losses during such periods. In unfavorable markets, the Survivor Fund will close out those option positions. Additionally, the Survivor Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Survivor Fund capture positive returns that otherwise may have been missed in a rising market.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of large-cap equity markets. The adviser monitors, including monitoring price movements and momentum, of large-cap equity markets in an effort to identify the proper weighting of the Survivor Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Survivor Fund's exposure to the broad-based US large-cap indices. The adviser's decision to buy or sell a Survivor Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Survivor Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Survivor Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Survivor Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Survivor Fund's adviser may engage in active and frequent trading of the Survivor Fund's portfolio securities and derivatives to achieve the Survivor Fund's investment objective.

Both the Target Fund and the Survivor Fund are diversified funds and each Fund may also employ leverage.

For information on risks, see "Comparison of the Target Fund and Survivor Fund — Risks of the Funds", below. The fundamental investment policies applicable to each Fund are identical.

Federal Tax Consequences

It is expected that the Reorganization itself should be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, no gain or loss is expected to be recognized by the Funds as a direct result of the Reorganization. The Target Fund and the Survivor Fund expect to obtain an opinion of counsel to the Trust regarding certain U.S. federal income tax consequences of the Reorganization. This opinion will be filed with the SEC after the close of the Reorganization and available on the SEC's website at www.sec.gov

Purchase, Exchange, Redemption, Transfer and Valuation of Shares

The policies of the Target Fund and the Survivor Fund regarding the purchase, redemption, exchange, transfer and valuation of shares are identical. Please see "Comparison of the Target Fund and Survivor Fund—Distribution and Shareholder Servicing Arrangements" and "Purchase, Redemption and Valuation of Shares" below for information regarding the purchase, redemption and valuation of shares.

Principal Investment Risks

Because the Funds have overlapping investment strategies, many of the primary risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. Primary investment risks for both Funds include derivatives risk, ETF risk, fixed income risk, futures risk, hedging risk, interest rate risk, investment grade corporate bond risk, issuer risk, management risk, market risk, options risk, portfolio turnover risk and U.S. Treasury Risk. The Survivor Fund does not have exposure to high yield bond instruments, international equity markets, small-cap equity markets or mid-cap equity markets; therefore, the Below-Investment Grade Securities Risk, Foreign Risk and Small-Cap and Mid-Cap Risk are each eliminated or substantially reduced for the Survivor Fund.

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives.

Allocation Risk (*Target Fund only*): The risk that if the Fund's strategy for allocating assets among different assets classes does not work as intended, the Fund may not achieve its objective or may underperform other funds with the same or similar investment strategy.

Below-Investment Grade Securities Risk (*Target Fund only*): High-yield, high-risk securities, commonly called "junk bonds," are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high-yield securities will also fluctuate as interest rates change.

Credit Risk (*Target Fund only*): Issuers of fixed-income securities may default on interest and principal payments due to the Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation. For high-yield bonds, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly-rated securities. These securities can also be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price.

Derivatives Risk: The Fund may execute an investment strategy or hedge by entering into derivative contracts such as futures and swaps, which can be riskier than traditional investments because they involve leverage, may be illiquid, may suffer counterparty default and may limit gains.

Emerging Markets Risk (*Target Fund only*): In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

ETF Risk: ETFs are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in securities. Each ETF is subject to specific risks, depending on its investments. ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

Fixed Income Risk: When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Issuers of fixed-income securities may default on interest and principal payments due to the Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation.

Foreign Risk (*Target Fund only*): The Fund could be subject to greater risks because the Fund's performance may depend on issues other than the performance of a particular company or U.S. market sector. Changes in foreign economies and political climates are more likely to affect the Fund than a mutual fund that invests exclusively in U.S. companies. The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar.

Futures Risk: Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser's expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Hedging Risk: When the adviser believes market conditions are unfavorable, the adviser may attempt to "hedge" with defensive positions and strategies including holding substantial positions in foreign or domestic fixed-income securities and/or cash equivalents, which may limit potential gains when compared to unhedged funds.

Interest Rate Risk: When the Fund invests in fixed-income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed-income securities owned by the Fund. In general, the market price of fixed-income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

Investment-Grade Corporate Bonds: Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade (BBB/Baa or higher). These securities are backed by the credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

Issuer Risk: Fund value might decrease in response to the activities and financial prospects of an individual company or issuer in the Fund's portfolio. The value of an individual issuer can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of certain types of companies or issuers can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

Management Risk: The ability of the Fund to meet its investment objective is directly related to the adviser's investment model. The models used by the adviser to determine or guide investment decisions may not achieve the objectives of the Fund. The adviser's assessment of the attractiveness and potential appreciation of particular investments or markets in which the Fund invests may prove to be incorrect and there is no guarantee that the adviser's investment strategy will produce the desired results.

Market Risk: Stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Options Risk: There are risks associated with the purchase of call and put options. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

Portfolio Turnover Risk: Portfolio turnover results in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains. Higher costs associated with increased portfolio turnover may offset gains in the Fund's performance.

Short Selling and Short Position Risk (*Target Fund only*): The Fund will engage in short selling and short position derivative activities, which are significantly different from the investment activities commonly associated with conservative stock or bond funds. Positions in shorted securities and derivatives are speculative and more risky than "long" positions (purchases) because the cost of the replacement security or derivative is unknown. Therefore, the potential loss on an uncovered short is unlimited, whereas the potential loss on long positions is limited to the original purchase price. You should be aware that any strategy that includes selling securities short could suffer significant losses. Shorting will also result in higher transaction costs (such as interest and dividends), which reduce the Fund's return, and may result in higher taxes.

Small-Cap and Mid-Cap Risk (*Target Fund only*): Small-cap and mid-cap companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group.

Total Return Swap Risk (*Target Fund only*): In a total return swap, the buyer receives a periodic return equal to the total return of a specified security, securities or index, for a specified period of time. In return, the buyer pays the counterparty a variable stream of payments, typically based upon short term interest rates, possibly plus or minus an agreed upon spread. For example, if the Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Total return swaps entered into in which payments are not netted may entail greater risk than a swap entered into a net basis. There is a risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund's initial investment in that instrument (in some cases, the potential loss is unlimited). If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. However, particularly in the case of privately-negotiated instruments, there is a risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. These instruments are subject to high levels of volatility, in some cases due to the high levels of leverage the Fund may achieve with them.

U.S. Treasury Risk: Although the Fund invests in short-term Treasury obligations, an investment in the Fund is subject to risk even if all securities in the Fund are paid in full at maturity. All money market instruments, including U.S. Treasury obligations, can change in value in response to changes in interest rates, and a major change in rates could cause the share price to change. While U.S. Treasury obligations are backed by the full faith and credit of the U.S. government, an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation, U.S. government or any other government agency.

Fees and Expenses

As an investor, shareholders pay fees and expenses to buy and hold shares of the Fund. Shareholders may pay shareholder fees directly when they buy or sell shares. Shareholders pay annual fund operating expenses indirectly because they are deducted from Fund assets.

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund. The pro forma columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the Fund's fiscal year ended April 30, 2020. Neither of the Funds have Distribution and/or Service (12b-1) Fees. The Other Expenses for the Target Fund are higher than the estimated Other Expenses of the Survivor Fund, after the merger. Overall, the total annual fund operating expenses of the Target Fund, after fee waiver, is slightly higher than the total annual fund operating expenses of the Survivor Fund, after the merger.

The Annual Fund Operating Expenses table and Example tables shown below are based on actual expenses incurred during each Fund's fiscal year ended April 30, 2020. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

Shareholder Fees (fees paid directly from your investment):

	Target Fund shares	Survivor Fund shares	Pro Forma Combined Fund shares
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	0.00%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price)	0.00%	0.00%	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Target Fund shares	Survivor Fund shares	Pro Forma Combined Fund shares
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%	0.00%
Other expenses	0.70%	0.42%	0.40%
Interest Expense	0.00%	0.00%	0.00%
Remaining Other Expenses	0.70%	0.42%	0.40%
Acquired Fund Fees and Expenses[1]	0.10%	0.03%	0.05%
Total Annual Fund Operating Expenses	1.80%	1.45%	1.45%
Fee Waiver[2][3]	(0.45)%	(0.17)%	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver	1.35%	1.28%	1.30%

(1) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(2) The Adviser has contractually agreed to reduce the Target Fund's fees and/or absorb expenses of the Fund, through at least August 31, 2021, to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Reimbursement exclusive of any (i) front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (viii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees or contractual indemnification of Fund service providers (other than the adviser) will not exceed 1.25%; subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed), if such recoupment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund's expense cap in place at the time such expenses were waived, and (ii) the Fund's current expense cap at the time of recoupment. This agreement may be terminated only by the Board of Trustees, on 60 days' written notice to the adviser.

(3) The Survivor Fund's adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, through at least August 31, 2022, to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Reimbursement exclusive of any (i) front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (viii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees or contractual indemnification of Fund service providers (other than the adviser) will not exceed 1.25%; subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed), if such recoupment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund's expense cap in place at the time such expenses were waived, and (ii) the Fund's current expense cap at the time of recoupment. Amounts previously waived with respect to the Target Fund will not be subject to recoupment by the Adviser after the reorganization. This agreement may be terminated only by the Board of Trustees, on 60 days' written notice to the adviser.

EXAMPLES

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Shares	1 Year	3 Years	5 Years	10 Years
Target Fund	$137	$523	$933	$2,079
Survivor Fund	$130	$442	$776	$1,721
***Pro Forma* - Combined Fund**	$132	$444	$778	$1,722

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Fund's performance. During the most recent fiscal year, the Target Fund's portfolio turnover rate was 678% of the average value of its portfolio, and the Survivor Fund's portfolio turnover rate was 446% of the average value of its portfolio.

COMPARISON OF THE TARGET FUND AND SURVIVOR FUND

Investment Objectives and Principal Investment Strategies

Target Fund. The Target Fund's adviser seeks to achieve the Target Fund's investment objective by investing primarily in: (1) exchange traded funds ("ETFs") that invest primarily in U.S. and foreign common stocks of any capitalization and U.S. and foreign fixed income securities of any rating (including high-yield debt instruments, also known as "junk bonds"), (2) U.S. and foreign common stocks of any capitalization, (3) U.S. and foreign fixed income securities of any rating (including high-yield debt instruments), (4) futures, total return swaps or credit default swaps that use high yield debt instruments or high yield indexes as reference assets, and (5) U.S. or foreign cash equivalents using the adviser's "Growth Allocation" strategy. The use of "Growth" in both the Target Fund's name and the strategy's name refers to the primary investment objective of long-term growth of capital rather than a strategy of investing in relatively high growth companies. Fixed-income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Target Fund may also invest in futures contracts on such fixed-income securities and US Treasury securities.

The adviser's Growth Allocation strategy allocates assets among the following sub-strategies: (1) Hedged International Developed Equities, (2) Hedged High Yield Bond, (3) Hedged Large-Cap (4) Hedged Mid-Cap and (5) Hedged Small-Cap. Each sub-strategy seeks to capture returns representative of broad-based securities market indices or securities suggested by the sub-strategy's name. The Target Fund's level of investment risk economic exposure will range from 0% to 125% of the adviser's expected total return of each sub-strategy index. The Target Fund defines the returns of the MSCI EAFE Index (composed of equities from 21 non-U.S. economically developed countries) as representative of the returns sought under the Hedged International Developed Equities sub-strategy. The Target Fund defines the returns of high-yield debt instruments (those rated lower than Baa3 by Moody's or lower than BBB- by S&P) as representative of the returns sought under the Hedged High Yield Bond sub-strategy. The Target Fund defines the returns of the S&P 500 Index as representative of the returns sought under the Hedged Large-Cap sub-strategy. The Target Fund defines the returns of the S&P Mid-Cap 400 Index as representative of the returns sought under the Hedged Mid-Cap sub-strategy. The Target Fund defines the returns of the S&P Small-Cap 600 Index as representative of the returns sought under the Hedged Small-Cap sub-strategy.

The adviser anticipates its Growth Allocation strategy, which determines asset allocation based upon an analysis of long-term historical returns and volatility of various asset classes, will produce asset allocation ranges as follows:

Sub-Strategy Asset Class	Allocation Target	Allocation Range
Hedged International Developed Equities	30%	0% to 50%
Hedged High Yield Bond	20%	0% to 50%
Hedged Large-Cap Equities	20%	0% to 40%
Hedged Mid-Cap Equities	15%	0% to 30%
Hedged Small-Cap Equities	15%	0% to 30%

Each sub-strategy will be hedged (or sold outright to a cash equivalent) independently of the others. This means the Target Fund may not be completely hedged or allocated at any one time and the Target Fund may maintain a position in one or more asset class and/or style position while being a defensive position for one or more others. Other than a cash equivalent, one asset class and/or style position will not dominate the total allocation of the Target Fund; however, the adviser may leverage each asset class and/or style position slightly. Generally, the allocation will not be rebalanced until ending a defensive position. However, the adviser may from time to time rebalance to the Target Fund to targets based on the adviser's discretion.

Up to 50% of the Target Fund's assets may be invested in high yield debt instruments. The Target Fund defines high-yield debt instruments as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by S&P (below investment grade). Additionally, the Target Fund's entire high yield debt allocation may be in securities rated below Caa3 by Moody's or CCC- by S&P or derivatives of such instruments. The Target Fund may invest in high yield bonds directly or through derivative instruments designed to replicate some or all of the features of an underlying portfolio of high yield bonds, such as credit default swaps or total return swaps.

The Target Fund's secondary objective is to limit risk during unfavorable market conditions, and when the adviser determines such conditions exist, the Target Fund will take a defensive position and/or be allocated 100% to U.S. Treasuries or short-term fixed income securities, U.S. or foreign cash or cash equivalents.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US and foreign stock indices and fixed income markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy put options on or sell short ETFs, futures contracts, and/or derivatives that primarily invest in high-yield debt instruments and/or equity instruments. The Target Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices and markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy equity or index put options on or sell short equity index futures contracts. The Target Fund may hold equity index futures contracts and/or other derivatives. The advisor may sell short the iBoxx IShares High Yield Corporate Bond Futures contract to hedge the economic exposure of the Target Fund. The Target Fund may invest in US Treasury bills, notes, and bonds of any duration or length until maturity. The Target Fund may invest in derivatives or futures contracts that derive the value from US Treasury bills, notes, and bonds of any duration or length until maturity. The adviser also may use a "representative sampling" indexing strategy to manage the Target Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US and foreign stock indices and, with respect to the high-yield bond segments of the portfolio, the high-yield bond market as a whole.

In seeking to provide some downside protection, the Target Fund employs an options strategy. In favorable markets, the Target Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Target Fund's potential losses during such periods. In unfavorable markets, the Target Fund will close out those option positions. Additionally, the Target Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Target Fund capture positive returns that otherwise may have been missed in a rising market.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of U.S. and foreign equity and fixed-income (including high yield bond) markets. The adviser monitors, including monitoring price movements and momentum of, said markets, in an effort to identify the proper weighting of the Target Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Target Fund's exposure to the broad-based U.S. and foreign stock indices and fixed-income (including high-yield bond) markets. The adviser's decision to buy or sell the Target Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices/markets. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Target Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Target Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Target Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Target Fund's adviser may engage in active and frequent trading of the Target Fund's portfolio securities and derivatives to achieve the Target Fund's investment objective.

Survivor Fund. The Survivor Fund's adviser seeks to achieve the Survivor Fund's investment objective by investing primarily investing primarily in equity index futures contracts, as well as fixed income securities, ETFs, U.S. Large Cap Stocks and cash equivalents. The Survivor Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index, the S&P 500 Growth Index, the Russell 1000 Growth Index, the NASDAQ-100 Index, and/or securities of other broad-based US large-cap stock indices. The Survivor Fund may also invest in large-cap common stocks and exchange traded funds that invest in large-cap common stocks. Fixed income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Survivor Fund may also invest in futures contracts on such fixed income securities and US Treasury securities.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US large-cap indices. The Survivor Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices. The adviser also may use a "representative sampling" indexing strategy to manage the Survivor Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US large-cap stock indices.

In seeking to provide some downside protection, the Survivor Fund employs an options strategy. In favorable markets, the Survivor Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Survivor Fund's potential losses during such periods. In unfavorable markets, the Survivor Fund will close out those option positions. Additionally, the Survivor Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Survivor Fund capture positive returns that otherwise may have been missed in a rising market.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of large-cap equity markets. The adviser monitors, including monitoring price movements and momentum, of large-cap equity markets in an effort to identify the proper weighting of the Survivor Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Survivor Fund's exposure to the broad-based US large-cap indices. The adviser's decision to buy or sell a Survivor Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Survivor Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Survivor Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Survivor Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Survivor Fund's adviser may engage in active and frequent trading of the Survivor Fund's portfolio securities and derivatives to achieve the Survivor Fund's investment objective.

Combined Fund. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to high yield bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund.

Comparison of Investment Objectives and Principal Investment Strategies

The Funds' primary investment objectives are the same in that each Fund seeks to provide long-term growth of capital, and the Funds share the same fundamental investment policies. The investment strategies differ between the Funds in that the Target Fund allows for an allocation to High Yield Bond instruments along with exposure to large-cap, mid-cap, small-cap and international equity exposure, where the Survivor Fund only has exposure to large-cap equity. The Funds are managed by the same portfolio managers.

The table below compares the investment objectives and principal investment strategies of the two Funds:

Target Fund	Survivor Fund
Principal Investment Objective	Principal Investment Objective
The Fund seeks to provide long-term growth of capital.	The Fund seeks to provide long-term growth of capital.
Secondary Investment Objective **The Fund seeks to limit risk during unfavorable market conditions.**	Secondary Investment Objective The Fund seeks to limit risk during unfavorable market conditions.
Principal Investment Strategies	Principal Investment Strategies
The Target Fund's adviser seeks to achieve the Target Fund's investment objective by investing primarily in: (1) exchange traded funds ("ETFs") that invest primarily in U.S. and foreign common stocks of any capitalization and U.S. and foreign fixed income securities of any rating (including high-yield debt instruments, also known as "junk bonds"), (2) U.S. and foreign common stocks of any capitalization, (3) U.S. and foreign fixed income securities of any rating (including high-yield debt instruments), (4) futures, total return swaps or credit default swaps that use high yield debt instruments or high yield indexes as reference assets, and (5) U.S. or foreign cash equivalents using the adviser's "Growth Allocation" strategy. The use of "Growth" in both the Target Fund's name and the strategy's name refers to the primary investment objective of long-term growth of capital rather than a strategy of investing in relatively high growth companies. Fixed-income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Target Fund may also invest in futures contracts on such fixed-income securities and US Treasury securities.	The Survivor Fund's adviser seeks to achieve the Survivor Fund's investment objective by investing primarily investing primarily in equity index futures contracts, as well as fixed income securities, ETFs, U.S. Large Cap Stocks and cash equivalents. The Survivor Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index, the S&P 500 Growth Index, the Russell 1000 Growth Index, the NASDAQ-100 Index, and/or securities of other broad-based US large-cap stock indices. The Survivor Fund may also invest in large-cap common stocks and exchange traded funds that invest in large-cap common stocks. Fixed income securities and cash equivalents (such as US Treasury securities) may be of any duration or maturity. The Survivor Fund may also invest in futures contracts on such fixed income securities and US Treasury securities.
The adviser's Growth Allocation strategy allocates assets among the following sub-strategies: (1) Hedged International Developed Equities, (2) Hedged High Yield Bond, (3) Hedged Large-Cap (4) Hedged Mid-Cap and (5) Hedged Small-Cap. Each sub-strategy seeks to capture returns representative of broad-based securities market indices or securities suggested by the sub-strategy's name. The Target Fund's level of investment risk economic exposure will range from 0% to 125% of the adviser's expected total return of each sub-strategy index. The Target Fund defines the returns of the MSCI	No comparable strategy.

EAFE Index (composed of equities from 21 non-U.S. economically developed countries) as representative of the returns sought under the Hedged International Developed Equities sub-strategy. The Target Fund defines the returns of high-yield debt instruments (those rated lower than Baa3 by Moody's or lower than BBB- by S&P) as representative of the returns sought under the Hedged High Yield Bond sub-strategy. The Target Fund defines the returns of the S&P 500 Index as representative of the returns sought under the Hedged Large-Cap sub-strategy. The Target Fund defines the returns of the S&P Mid-Cap 400 Index as representative of the returns sought under the Hedged Mid-Cap sub-strategy. The Target Fund defines the returns of the S&P Small-Cap 600 Index as representative of the returns sought under the Hedged Small-Cap sub-strategy.

The adviser anticipates its Growth Allocation strategy, which determines asset allocation based upon an analysis of long-term historical returns and volatility of various asset classes, will produce asset allocation ranges as follows:

Sub-Strategy Asset Class	Allocation Target	Allocation Range
Hedged International Developed Equities	30%	0% to 50%
Hedged High Yield Bond	20%	0% to 50%
Hedged Large-Cap Equities	20%	0% to 40%
Hedged Mid-Cap Equities	15%	0% to 30%
Hedged Small-Cap Equities	15%	0% to 30%
Hedged High Yield Bond	20%	0% to 50%

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US and foreign stock indices and fixed income markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy put options on or sell short ETFs, futures contracts, and/or derivatives that primarily invest in high-yield debt instruments and/or equity instruments. The Target Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices and markets. To hedge the Target Fund's Underlying Fund positions, the Target Fund may buy equity or index put options on or sell short equity index futures contracts. The Target Fund may hold equity index futures contracts and/or other derivatives. The advisor may sell short the iBoxx IShares High Yield Corporate Bond Futures contract to hedge the economic exposure of the Target Fund. The Target Fund may invest in US Treasury bills, notes, and bonds of any duration or length until maturity. The Target Fund may invest in derivatives or futures contracts that derive the value from US Treasury bills, notes, and bonds of any duration or length until maturity. The adviser also may use a "representative sampling" indexing strategy to manage the Target Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US and foreign stock

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US large-cap indices. The Survivor Fund's level of economic exposure will range from 0% to 125% of the adviser's expected total return of said indices. The adviser also may use a "representative sampling" indexing strategy to manage the Survivor Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US large-cap stock indices.

indices and, with respect to the high-yield bond segments of the portfolio, the high-yield bond market as a whole.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of U.S. and foreign equity and fixed-income (including high yield bond) markets. The adviser monitors, including monitoring price movements and momentum of, said markets, in an effort to identify the proper weighting of the Target Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Target Fund's exposure to the broad-based U.S. and foreign stock indices and fixed-income (including high-yield bond) markets. The adviser's decision to buy or sell the Target Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices/markets. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Target Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Target Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Target Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Target Fund's adviser may engage in active and frequent trading of the Target Fund's portfolio securities and derivatives to achieve the Target Fund's investment objective.	Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis of large-cap equity markets. The adviser monitors, including monitoring price movements and momentum, of large-cap equity markets in an effort to identify the proper weighting of the Survivor Fund's portfolio. The adviser buys and sells securities and derivatives to increase or decrease the Survivor Fund's exposure to the broad-based US large-cap indices. The adviser's decision to buy or sell a Survivor Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to said indices. Equity index futures contracts trade on margin. To gain exposure to an Equity index futures contract, a certain percentage of the Survivor Fund's assets may be allocated to a futures broker as collateral. This collateral amount is much less than the notional exposure to the underlying index. The Survivor Fund may allocate the cash or securities not needed for collateral to fixed income ETFs or other fixed income securities and/or in an addition to fixed income derivatives. The Survivor Fund's allocation to fixed income ETFs and/or other fixed income securities may be significant. The Survivor Fund's adviser may engage in active and frequent trading of the Survivor Fund's portfolio securities and derivatives to achieve the Survivor Fund's investment objective.
In seeking to provide some downside protection, the Target Fund employs an options strategy. In favorable markets, the Target Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Target Fund's potential losses during such periods. In unfavorable markets, the Target Fund will close out those option positions. Additionally, the Target Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Target Fund capture positive returns that otherwise may have been missed in a rising market.	In seeking to provide some downside protection, the Survivor Fund employs an options strategy. In favorable markets, the Survivor Fund purchases out of the money put options on broad-based market and futures market indices. The value of such put options will increase during market declines and may help reduce the Survivor Fund's potential losses during such periods. In unfavorable markets, the Survivor Fund will close out those option positions. Additionally, the Survivor Fund may purchase call options on broad-based market and futures market indices during unfavorable markets. The value of such call options will increase during rising markets and may help the Survivor Fund capture positive returns that otherwise may have been missed in a rising market.

Fundamental Investment Policies

Each Fund has adopted the following investment restrictions that may not be changed without approval by a "majority of the outstanding shares" of the Fund which, as used in this SAI, means the vote of the lesser of (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

1. Borrowing Money. Each Fund will not borrow money, except: (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made.

2.   Senior Securities. Each Fund will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by a Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

3.   Underwriting. Each Fund will not act as underwriter of securities issued by other persons. This limitation is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), a Fund may be deemed an underwriter under certain federal securities laws.

4.   Real Estate. Each Fund will not purchase or sell real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude a Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

5.   Commodities. Each Fund will not purchase or sell commodities unless acquired as a result of ownership of securities or other investments. This limitation does not preclude a Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies which are engaged in a commodities business or have a significant portion of their assets in commodities.

6.   Loans. Each Fund will not make loans to other persons, except: (a) by loaning portfolio securities; (b) by engaging in repurchase agreements; or (c) by purchasing nonpublicly offered debt securities. For purposes of this limitation, the term "loans" shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

7.   Concentration. Each Fund will not invest 25% or more of its total assets in a particular industry or group of industries. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.

The Combined Fund will have the same fundamental investment policies as the Target and Survivor Funds.

Risks of the Funds

Except as otherwise noted, the following risks apply to each of the Fund's direct investments.

Allocation Risk (*Target Fund only*): The risk that if the Fund's strategy for allocating assets among different assets classes does not work as intended, the Fund may not achieve its objective or may underperform other funds with the same or similar investment strategy.

Below-Investment Grade Securities Risk (*Target Fund only*): High-yield, high-risk securities, commonly called "junk bonds," are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high-yield securities will also fluctuate as interest rates change.

Credit Risk (*Target Fund only*): Issuers of fixed-income securities may default on interest and principal payments due to the Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation. For high-yield bonds, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly-rated securities. These securities can also be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price.

Derivatives Risk: The Fund may execute an investment strategy or hedge by entering into derivative contracts such as futures and swaps, which can be riskier than traditional investments because they involve leverage, may be illiquid, may suffer counterparty default and may limit gains.

Emerging Markets Risk (*Target Fund only*): In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

ETF Risk: ETFs are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in securities. Each ETF is subject to specific risks, depending on its investments. ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

Fixed Income Risk: When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Issuers of fixed-income securities may default on interest and principal payments due to the Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation.

Foreign Risk (*Target Fund only*): The Fund could be subject to greater risks because the Fund's performance may depend on issues other than the performance of a particular company or U.S. market sector. Changes in foreign economies and political climates are more likely to affect the Fund than a mutual fund that invests exclusively in U.S. companies. The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar.

Futures Risk: Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser's expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Hedging Risk: When the adviser believes market conditions are unfavorable, the adviser may attempt to "hedge" with defensive positions and strategies including holding substantial positions in foreign or domestic fixed-income securities and/or cash equivalents, which may limit potential gains when compared to unhedged funds.

Interest Rate Risk: When the Fund invests in fixed-income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed-income securities owned by the Fund. In general, the market price of fixed-income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

Investment-Grade Corporate Bonds: Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade (BBB/Baa or higher). These securities are backed by the credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

Issuer Risk: Fund value might decrease in response to the activities and financial prospects of an individual company or issuer in the Fund's portfolio. The value of an individual issuer can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of certain types of companies or issuers can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

Management Risk: The ability of the Fund to meet its investment objective is directly related to the adviser's investment model. The models used by the adviser to determine or guide investment decisions may not achieve the objectives of the Fund. The adviser's assessment of the attractiveness and potential appreciation of particular investments or markets in which the Fund invests may prove to be incorrect and there is no guarantee that the adviser's investment strategy will produce the desired results.

Market Risk: Stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Options Risk: There are risks associated with the purchase of call and put options. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

Portfolio Turnover Risk: Portfolio turnover results in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains. Higher costs associated with increased portfolio turnover may offset gains in the Fund's performance.

Short Selling and Short Position Risk (*Target Fund only*): The Fund will engage in short selling and short position derivative activities, which are significantly different from the investment activities commonly associated with conservative stock or bond funds. Positions in shorted securities and derivatives are speculative and more risky than "long" positions (purchases) because the cost of the replacement security or derivative is unknown. Therefore, the potential loss on an uncovered short is unlimited, whereas the potential loss on long positions is limited to the original purchase price. You should be aware that any strategy that includes selling securities short could suffer significant losses. Shorting will also result in higher transaction costs (such as interest and dividends), which reduce the Fund's return, and may result in higher taxes.

Small-Cap and Mid-Cap Risk (*Target Fund only*): Small-cap and mid-cap companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group.

Total Return Swap Risk (*Target Fund only*): In a total return swap, the buyer receives a periodic return equal to the total return of a specified security, securities or index, for a specified period of time. In return, the buyer pays the counterparty a variable stream of payments, typically based upon short term interest rates, possibly plus or minus an agreed upon spread. For example, if the Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Total return swaps entered into in which payments are not netted may entail greater risk than a swap entered into a net basis. There is a risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund's initial investment in that instrument (in some cases, the potential loss is unlimited). If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. However, particularly in the case of privately-negotiated instruments, there is a risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. These instruments are subject to high levels of volatility, in some cases due to the high levels of leverage the Fund may achieve with them.

U.S. Treasury Risk: Although the Fund invests in short-term Treasury obligations, an investment in the Fund is subject to risk even if all securities in the Fund are paid in full at maturity. All money market instruments, including U.S. Treasury obligations, can change in value in response to changes in interest rates, and a major change in rates could cause the share price to change. While U.S. Treasury obligations are backed by the full faith and credit of the U.S. government, an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation, U.S. government or any other government agency.

Performance History

The accompanying bar chart and table provide some indication of the risks of investing in the Funds. They show changes in each Fund's performance for each year since inception and each Fund's average annual returns for the last one year, five year and since inception compared to those of a broad-based securities market index.

The bar charts show performance of each Fund's shares for each full calendar year since the inception. The performance tables compare the performance of each Fund's shares over time to the performance of a broad-based market index. You should be aware that each Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

To obtain performance information up to the most recent month end, call toll free 1-877-558-6397.

Target Fund

Annual Total Return
For Calendar Years Ended December 31



Best Quarter:	1Q 2012	9.49%
Worst Quarter:	3Q 2011	(7.80)%

Performance Table
Average Annual Total Returns
(For periods ended December 31, 2019)

	One Year	Five Years	Since Inception of the Fund (8-2-10)
Return before taxes	11.30%	1.56%	2.66%
Return after taxes on distributions	10.54%	1.22%	2.04%

15

Return after taxes on distributions and sale of Fund shares	6.69%	1.07%	1.84%
S&P 500 Total Return Index* (reflects no deduction for fees, expenses, or taxes)	31.49%	11.70%	14.21%

* The S&P 500 Total Return Index is an unmanaged market capitalization-weighted index which is comprised of 500 of the largest U.S. domiciled companies and includes the reinvestment of all dividends. Investors cannot invest directly in an index or benchmark.

After-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or Individual Retirement Accounts (IRAs).

Survivor Fund

Annual Total Return
For Calendar Years Ended December 31


40%
30%
20%
10%
0%
-10%
-20%
-15.62%
14.20%
30.22%
6.60%
-11.82%
-5.28%
20.33%
-4.29%
19.50%
2011
2012
2013
2014
2015
2016
2017
2018
2019

Best Quarter:	1Q2012	14.20%
Worst Quarter:	3Q2015	(11.38)%

Performance Table
Average Annual Total Returns
(For periods ended December 31, 2019)

	One Year	***Five Years***	***Since Inception of the Fund (6-4-10)***
Return before taxes	19.50%	2.82%	5.88%
Return after taxes on distributions	18.92%	2.54%	4.86%
Return after taxes on distributions and sale of Fund shares	11.54%	2.07%	4.39%
S&P 500 Total Return Index* (reflects no deduction for fees, expenses, or taxes)	31.49%	11.70%	14.65%

* The S&P 500 Total Return Index is an unmanaged market capitalization-weighted index which is comprised of 500 of the largest U.S. domiciled companies and includes the reinvestment of all dividends. Investors cannot invest directly in an index or benchmark.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

The Survivor Fund had better performance than the Target Fund over the one year, five-year period and since inception period. The accounting survivor of the Reorganization will be the Survivor Fund.

Management of the Funds

Adviser

Toews Corporation ("Toews"), located at 1750 Zion Road, Suite 201, Northfield, NJ 08225, serves as investment adviser to each Fund. Subject to the authority of the Board of Trustees, Toews is responsible for the overall management of each Fund's business affairs. Toews is responsible for selecting each Fund's investments according to the Fund's investment objective, polices, and restrictions. Toews was established in 1994 and serves as an investment adviser primarily for individual investors. As of April 30, 2020, it had approximately $1,581 million in assets under management.

Pursuant to an investment advisory agreement between the Trust, on behalf of each Fund, and Toews (the "Investment Advisory Agreement"), each Fund pays the adviser, on a monthly basis, an annual advisory renewal fee based on a percentage of the Fund's average daily net assets.

Fund	Management Fee
Toews Tactical Growth Allocation Fund (the "Target Fund")	1.00%
Toews Tactical Monument Fund (the "Survivor Fund")	1.00%

The Combined Fund will have an annual advisory fee equal to 1.00% of its average daily net assets.

Toews has contractually agreed to reduce its fees and to reimburse expenses, at least through August 31, 2021 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees or contractual indemnification of Fund service providers (other than the adviser) will not exceed the percentage indicated in the table below for each Fund's average daily net assets.

Fund	Class	Contractual Period
Target Fund	1.25%	August 31, 2021
Survivor Fund	1.25%	August 31, 2021

Fee waivers and expense reimbursements are subject to possible recoupment from each Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund's expense cap in place at the time such expenses were waived, and (ii) the Fund's current expense cap at the time of recoupment. Fee waiver and reimbursement arrangements can decrease the Fund's expenses and boost its performance.

The existing expense limitation agreement for the Survivor Fund will continue after the Reorganization to limit fees and expenses of the Combined Fund.

Portfolio Managers

Phillip Toews

Mr. Toews received a BS in Business and Economics from Bethel College in Newton, Kansas in 1986. From 1987 to 1994, Mr. Toews was a financial counselor at IDS/American Express and Dorset Financial Services. In 1994, Mr. Toews founded Toews and has served as its President and Chief Executive Officer since inception.

Randall Schroeder

Mr. Schroeder received a BA from Bethel College in Newton, Kansas in 1988 and a MA from Binghamton University in Binghamton, New York in 1994. Mr. Schroeder has been associated with Toews since 1998 and has served as its Chief Operating Officer since 2006. Messrs. Toews and Schroeder have served as Co-Portfolio managers since inception for each Fund, except the Toews Hedged Core Frontier Fund, where Mr. Toews initially was the sole named Portfolio Manager until Mr. Schroeder joined as Co-Portfolio Manager in February 2010.

Jason Graffius

Mr. Graffius received a Bachelor of Science in Accounting from Rutgers University in Camden, NJ in 2002. He began working with Toews in October 2013. Mr. Graffius oversees the day to day operations and researching of investment opportunities Funds. Prior to working with Toews, Mr. Graffius was a Vice President at BlackRock Financial Management, Inc. (2005-2013) where he worked on the Structured Finance Team, overseeing Collateralized Debt Obligations along with various Hedge Funds and Government Mandated Projects. He has also previously worked at JP Morgan. Mr. Graffius has served as a co-portfolio manager for the Funds since August 2014.

Charles Collins

Mr. Collins received a B.S. in Finance from LaSalle University in Philadelphia, PA in 2002. Prior to joining Toews in May 2016, he was an equity derivatives broker at Tullett Prebon in Jersey City, NJ. In that role, his primary responsibility was providing investment banks and asset money managers access to liquidity in products such as index and single stock options, delta one, variance swaps, and cash. Prior to his experience as a derivatives broker, he was a floor trader and an independent member of the New York Stock Exchange. Mr. Collins has served as a co-portfolio manager for the Funds since August 2017.

Other Service Providers

The Funds use the same service providers. Northern Lights Distributors, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022 serves as the principal underwriter and national distributor for the shares of each Fund. Gemini Fund Services, LLC, which has its principal office at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788, serves as administrator, fund accountant and transfer agent for each Fund. Fifth Third Bank is each Fund's custodian. Information about the Funds' distributor, administrator and accounting agent, and custodian can be found in the Funds' Statement of Additional Information under "Fund History". The Funds pay fees to the accounting agent and also reimburse the accounting agent for out-of-pocket expenses, subject to certain limitations, that are incurred by the accounting agent in performing its accounting agent duties under its agreement with the Funds.

Combined Fund. Following the Reorganization, the Funds' current service providers will serve the Combined Fund.

Purchase, Redemption and Pricing of Fund Shares

The procedures for the purchase, redemption and pricing of shares of the Target Fund and the Survivor Fund are identical. Additional information about the purchase, redemption and pricing of the Fund's shares can be found in each Fund's prospectus.

Each Fund prices purchases based upon the next determined net asset value after your order is received. The net asset value ("NAV") of each Fund's shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business although they may be determined earlier in the event the NYSE closes prior to 4:00 p.m. (Eastern Time). NAV is computed by determining, on a per class basis, the aggregate market value of all assets of each Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account, on a per class basis, the expenses and fees of each Fund, including management, administration, and distribution fees (if any), which are accrued daily. The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by each Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Market Timing

The Funds discourage and do not accommodate market timing. Frequent trading into and out of a Fund can harm all Fund shareholders by disrupting a Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency, and diluting the value of shares held by long-term shareholders. The Funds are designed for long-term investors and are not intended for market timing or other disruptive trading activities. Accordingly, the Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change.

The Funds reserve the right to reject or restrict purchase or exchange requests for any reason, particularly when a shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Funds nor the adviser will be liable for any losses resulting from rejected purchase or exchange orders. The adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with a Fund.

Although the Funds attempt to uniformly limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Funds will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of a Fund. While each Fund will encourage financial intermediaries to apply the Fund's Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, a Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply a Fund's Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's Market Timing Trading Policy. However, each Fund will ensure that financial intermediaries maintaining omnibus accounts on behalf of the Fund enter into an agreement with the Fund to provide shareholder transaction information, to the extent known to the financial intermediary, to the Fund upon request. If a Fund or its Transfer Agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. Upon instructions from the adviser, the service providers will take immediate action to stop any further short-term trading by such participants.

Dividends, Distributions and Taxes

The procedures for dividends, distributions and taxes of the Target Fund and the Survivor Fund are identical.

Any sale or exchange of a Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

Each Fund intends to distribute substantially all of its net investment income at least annually and net capital gain annually, typically in December. The distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from a Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November, or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Funds will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are generally exempt from federal income taxation.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS. If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires each Fund to withhold a percentage of any dividend, redemption or exchange proceeds. Each Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number. If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending. Each Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

The Funds may invest in complex securities and derivatives which may be subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Funds are treated as ordinary income or capital gain, accelerate the recognition of income to the Funds and/or defer the Funds' ability to recognize losses, and, in limited cases, subject the Funds to U.S. federal income tax on income from certain of its foreign securities. In turn, these rules may affect the amount, timing or character of the income distributed to you by the Funds.

Each sale or exchange of shares of a Fund may be a taxable event. A sale may result in a capital gain or loss to you. For tax purposes, an exchange of your Fund shares for shares of a different Fund is the same as a sale. The gain or loss generally will be treated as short term if you held the shares 12 months or less, long term if you held the shares for longer.

This summary is not intended to be and should not be construed to be legal or tax advice to any current holder of a Fund's shares. You should consult your own tax adviser to determine the tax consequences of owning the Fund's shares.

FINANCIAL HIGHLIGHTS

The fiscal year end of each Fund is April 30. The audited financial highlights of the Target Fund and the Survivor Fund are included with this Combined Prospectus/Information Statement as Exhibit B.

The financial highlights of the Target Fund and the Survivor Fund are also contained in: (i) the Annual Report to shareholders of the Target Fund and Survivor Fund for the fiscal year ended April 30, 2020, which have been audited by RSM US, LLP, the Funds' registered independent public accounting firm; and (ii) the Semi-Annual Report to shareholders of the Target Fund and Survivor Fund for the six months ended October 31, 2019, which are unaudited. The Annual Report and Semi-Annual Report which has previously been sent to shareholders, are available on request and without charge by writing to the Funds at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, and, with respect to the Target Fund and Survivor Fund, are incorporated by reference into this Combined Prospectus/Information Statement.

INFORMATION RELATING TO THE REORGANIZATION

Description of the Reorganization

The following summary is qualified in its entirety by reference to the Plan of Reorganization found in Exhibit A.

The Plan of Reorganization provides that substantially all of the assets and liabilities of the Target Fund will be transferred to the Survivor Fund in exchange for shares of the Survivor Fund. The shares of the Survivor Fund issued to the Target Fund will have an aggregate net asset value equal to the aggregate net asset value of the Target Fund's shares outstanding as of the close of trading on the New York Stock Exchange ("NYSE") on the Closing Date (as defined in Exhibit A) of the Reorganization (the "Valuation Time"). Upon receipt by the Target Fund of the shares of the Survivor Fund, the Target Fund will distribute Survivor Fund shares to its shareholders and will be terminated as a series of the Trust.

The distribution of the Survivor Fund shares to the Target Fund shareholders will be accomplished by opening new accounts on the books of the Survivor Fund in the names of the Target Fund shareholders and transferring to those shareholder accounts the shares of the Survivor Fund. Such newly-opened accounts on the books of Survivor Fund will represent the respective pro rata number of shares of the Survivor Fund that the Target Fund is to receive under the terms of the Plan of Reorganization. See "Terms of the Reorganization" below.

Accordingly, as a result of the Reorganization, each Target Fund shareholder will own shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the Target Fund that the shareholders owned immediately prior to the Reorganization.

No sales charge or fee of any kind will be assessed to the Target Fund shareholders in connection with their receipt of shares of the Survivor Fund in the Reorganization.

Terms of the Reorganization

Pursuant to the Plan of Reorganization, on the Closing Date, the Target Fund will transfer to the Survivor Fund all of its assets in exchange solely for shares of the Survivor Fund. The aggregate net asset value of the shares issued by the Survivor Fund will be equal to the value of the assets of the Target Fund transferred to the Survivor Fund as of the Closing Date, as determined in accordance with the Survivor Fund's valuation procedures, net of the liabilities of the Target Fund assumed by the Survivor Fund. The Target Fund expects to distribute the shares of the Survivor Fund to its shareholders promptly after the Closing Date. Thereafter, the Target Fund will be terminated as a series of the Trust.

The Plan of Reorganization contains customary representations, warranties, and conditions. The Plan of Reorganization may be terminated with respect to the Reorganization if, on the Closing Date, any of the required conditions have not been met or if the representations and warranties are not true or, if at any time before the Effective Time, the Board or an authorized officer of the Trust determines the Reorganization is inadvisable. The Plan of Reorganization may be terminated or amended by the mutual consent of the parties.

Reasons for the Reorganization

In the course of their discussions, the Trustees considered a variety of information, including that the Funds each had the same management fee. They observed that the two Funds had the same investment objective and identical fundamental and non-fundamental investment policies. They noted that the cost of the proposed merger would be borne by Toews Corporation, and that is not expected to result in a taxable event for shareholders. The Trustees discussed the adviser's memorandum, noting that the Target Fund had experienced difficulty in raising assets. The Trustees considered the assets of each Fund and the expenses associated with the investment structure of the Target Fund. They further acknowledged that the Survivor Fund had demonstrated superior performance to that of the Target Fund since the Survivor Fund's inception. After further discussion, the Board concluded that the merger of the Target Fund into the Survivor Fund was in the best interests of the Target Fund, as well as the Target Fund's shareholders, and that Target Fund's shareholders would not have their interests diluted as a result of the merger. The approval determinations were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Federal Income Taxes

The combination of the Target Fund and the Survivor Fund in the Reorganization is intended to qualify for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Reorganization so qualities, neither the Target Fund nor its shareholders will recognize gain or loss as a result of the Reorganization. The tax basis of the Survivor Fund shares received will be the same as the basis of the Target Fund shares exchanged and the holding period of the Survivor Fund shares received will include the holding period of the Target Fund shares exchanged, provided that the shares exchanged were held as capital assets at the time of the Reorganization. No tax ruling from the Internal Revenue Service regarding the Reorganization has been requested. Nevertheless, the sale of securities by the Target Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, is expected to result in taxable capital gains distributions, in excess of $1 million, prior to the Reorganization. As of the date of this Combined Prospectus/Information Statement, the Adviser does not intend to sell any securities held by the Target Fund in anticipation of the Reorganization but may do so in the ordinary course of business before the Reorganization. Prior to the closing of the Reorganization, the Target Fund will pay to its shareholders a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the closings. This distribution would be taxable to shareholders that are subject to tax. Shareholders should consult their own tax advisers concerning the potential tax consequences of the Reorganization to them, including foreign, state and local tax consequences.

As of April 30, 2020, the Target Fund had no unutilized federal tax non-expiring short-term capital loss carryforwards. Capital loss carryforwards may be used to offset future capital gains, subject to applicable restrictions under the Code.

The final amount of unutilized capital loss carryover for the Target Fund is subject to change and will not be determined until the time of the Reorganization. After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Survivor Fund.

Expenses of the Reorganization

The costs of the Reorganization will be borne by Toews Corporation.

Continuation of Shareholder Accounts and Plans; Share Certificates

Upon consummation of the Reorganization, the Survivor Fund will establish a position for each Target Fund shareholder on the books of the Survivor Fund containing the appropriate number of shares of the Survivor Fund to be received in the Reorganization. No certificates for shares of the Survivor Fund will be issued in connection with the Reorganization.

OTHER INFORMATION

Capitalization

The following table sets forth, as of April 30, 2020: (a) the unaudited capitalization of each Fund and (b) the unaudited *pro forma* combined capitalization of the Survivor Fund assuming the Reorganization has taken place. The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Survivor Fund will be received by Target Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Combined Fund that actually will be received by Target Fund shareholders.

	Total Net Assets	Shares	Net Asset Value Per Share
Target Fund	$18,287,957	1,711,493	$10.69
Survivor Fund	$96,708,957	7,511,556	$12.87
Pro Forma Share Adjustment		(287,780)	
Pro forma - **Survivor Fund**			
Survivor Fund	$114,996,914	8,935,269	$12.87

Shareholder Information.

As of July 29, 2020, there were 1,778,807 shares of the Target Fund outstanding. None of the Trustees or officers of the Trust directly owned shares of the Target Fund. As of July 29, 2020, no person was known by the Target Fund to own beneficially or of record 5% or more of any class of shares of the Target Fund except as follows:

Owner of Record	Number of Shares	Percent of Outstanding Shares Owned
TD Ameritrade Inc. PO Box 2226 Omaha, NE 68103	760,809	42.77%
LPL Financial 4707 Executive Drive San Diego, CA 92121	237,205	13.34%
SEI Private Trust Company 1 Freedom Valley Drive Oaks, PA 19456	154,313	8.68%
National Financial Services	144,504	8.12%

As of July 29, 2020, there were 8,032,090 shares of the Survivor Fund outstanding. None of the Trustees or officers of the Fund directly owned shares of the Survivor Fund. As of July 29, 2020, no person was known by the Survivor Fund to own beneficially or of record 5% or more of any class of shares of the Survivor Fund except as follows:

Owner of Record	Number of Shares	Percent of Outstanding Shares Owned
TD Ameritrade Inc. PO Box 2226 Omaha, NE 68103	4,439,109	55.27%
Charles Schwab & Co Inc. 211 Main Street San Francisco, CA 94105	1,506,472	18.76%
LPL Financial 4707 Executive Drive San Diego, CA 92121	1,212,580	15.10%

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to "control" a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund's shareholders.

Shareholder Rights and Obligations

Both the Target Fund and Survivor Fund are series of the Trust, a statutory trust organized under the laws of the state of Delaware. Under the Trust's declaration of trust, the Trust is authorized to issue an unlimited number of shares of beneficial interest, without par value, from an unlimited number of series of shares. The shares of each series of the Trust have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive rights.

With respect to each Fund, shares have equal dividend, distribution, liquidation, and voting rights, and fractional shares have those rights proportionately.

When issued in accordance with the provisions of their respective prospectuses (and, in the case of shares of Survivor Fund, issued in the connection with the Reorganization), all shares are fully paid and non-assessable.

Shareholder Proposals

The Funds do not hold regular annual meetings of shareholders. As a general matter, the Survivor Fund does not intend to hold future regular annual or special meetings of its shareholders unless the election of directors is required by the 1940 Act. Any shareholder who wishes to submit a proposal for consideration at a meeting of shareholders of either Fund should send such proposal to 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022. To be considered for presentation at a shareholders' meeting, rules promulgated by the SEC require that, among other things, a shareholder's proposal must be received at the offices of a Fund a reasonable time before a solicitation is made. Timely submission of a proposal does not necessarily mean that such proposal will be included.

AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION

THIS AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION ("Agreement") is made as of July 31, 2020, among NORTHERN LIGHTS FUND TRUST., a Delaware trust, with its principal place of business at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 (the "Trust"), on behalf of Toews Tactical Growth Allocation Fund, a series of the Trust (the "Target Fund") and on behalf of Toews Tactical Monument Fund, a series of the Trust (the "Survivor Fund"); and, solely for purposes of paragraph 6, TOEWS CORPORATION, adviser to the Target Fund and Survivor Fund ("Adviser"). (each Target Fund and Survivor Fund is sometimes referred to herein as a "Fund.") Notwithstanding anything to the contrary contained herein, (1) the agreements, covenants, representations, warranties, actions, and obligations (collectively, "Obligations") of and by each Fund and of and by the Trust of which that Fund is a series, on that Fund's behalf shall be the Obligations of that Fund only, (2) all rights and benefits created hereunder in favor of a Fund shall inure to and be enforceable by the Trust of which that Fund is a series, on that Fund's behalf, and (3) in no event shall any other series of the Trust (including another series thereof) or the assets thereof be held liable with respect to the breach or other default by an obligated Fund or the Trust of its Obligations set forth herein.

The Trust wishes to effect a reorganization described in section 368(a) of the Internal Revenue Code of 1986, as amended ("Code") (all "section" references are to the Code, unless otherwise noted), and intends this Agreement to be, and adopts it as, a "plan of reorganization" within the meaning of the regulations under the Code ("Regulations"). The reorganization will consist of (1) the sale, assignment, conveyance, transfer and delivery of all of the property and assets of the Target Fund to the Survivor Fund in exchange solely for (a) shares of beneficial interest of the Survivor Fund ("Survivor Fund Shares"), as described herein, and (b) the assumption by the Survivor Fund of all liabilities of the Target Fund, and (2) the subsequent distribution of the corresponding Survivor Fund Shares (which shall then constitute all of the assets of the Target Fund) pro rata to the shareholders in exchange for their shares of beneficial interest of the Target Fund (the "Target Fund Shares") in complete liquidation thereof, and (3) terminating the Target Fund, all on the terms and conditions set forth herein (all the foregoing transactions involving each Target Fund and its corresponding Survivor Fund being referred to herein collectively as a "Reorganization").

The Trust's board of trustees (the "Board"), in each case including a majority of the trustees who are not "interested persons" (as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act")) ("Non-Interested Persons") of the Trust, (1) has duly adopted and approved this Agreement and the transactions contemplated hereby, (2) has duly authorized performance thereof on the Funds' behalf by all necessary Board action, and (3) has determined that participation in the Reorganization is in the best interests of each Fund that is a series thereof and that the interests of the existing shareholders thereof will not be diluted as a result of the Reorganization.

Target Fund's issued and outstanding shares consist of one class of shares ("Target Fund Shares"). Survivor Fund's issued and outstanding shares also consist of one class of shares ("Survivor Fund Shares").

In consideration of the mutual promises contained herein, the parties agree as follows:

1. PLAN OF REORGANIZATION AND TERMINATION

1.1. Subject to the requisite approvals and the terms and conditions set forth herein, Target Fund shall assign, sell, convey, transfer, and deliver all of its assets described in paragraph 1.2 ("Assets") to Survivor Fund. In exchange therefor, Survivor Fund shall:

(a) issue and deliver to Target Fund, as applicable, the number of full and fractional (all references herein to "fractional" shares meaning fractions rounded to the third decimal place) Survivor Fund Shares having an aggregate net asset value ("NAV") equal to the aggregate NAV of all full and fractional Target Fund Shares then outstanding;

(b) assume all of Target Fund's liabilities described in paragraph 1.3 ("Liabilities").

Those transactions shall take place at the Closing (as defined in paragraph 2.1).

1.2 The Assets shall consist of all assets and property of every kind and nature -- including all cash, cash equivalents, securities, commodities, futures interests, receivables (including interest and dividends receivable), claims and rights of action, rights to register shares under applicable securities laws, and books and records -- Target Fund owns at the Effective Time (as defined in paragraph 2.1) and any deferred and prepaid expenses shown as assets on Target Fund's books at that time.

1.3 The Liabilities shall consist of all of Target Fund's liabilities, whether known or unknown, accrued or contingent, debts, obligations, and duties existing at the Effective Time, excluding Reorganization Expenses (as defined in paragraph 3.3(f)) borne by the Adviser pursuant to paragraph 6.

1.4 At the Effective Time (or as soon thereafter as is reasonably practicable), the Target Fund shall distribute the Survivor Fund Shares it receives pursuant to paragraph 1.1(a) to its shareholders of record determined at the Effective Time (each, a "Shareholder"), in proportion to their Target Fund Shares then held of record and in constructive exchange therefor, and will completely liquidate. That distribution shall be accomplished by the Trust's transfer agent opening accounts on Survivor Fund's shareholder records in the names of the Shareholders (except Shareholders in whose names accounts thereon already exist) and transferring those Survivor Fund Shares to those newly opened and existing accounts. Each Shareholder's newly opened or existing account shall be credited with the respective pro rata number of full and fractional Survivor Fund Shares due that Shareholder. The aggregate NAV of Survivor Fund Shares to be so credited to each Shareholder's account shall equal the aggregate NAV of the Target Fund Shares that Shareholder owned at the Effective Time.

1.5 (a) The value of the Target Fund's net assets (the assets to be acquired by the Survivor Fund hereunder, net of liabilities assumed by the Survivor Fund) shall be the value of such net assets computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Target Fund's then current prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(b) For purposes of the Reorganization, the net asset value per share of the Survivor Fund Shares shall be equal to the Survivor Fund's net asset value per share computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Survivor Fund's prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(c) All computations of value and NAV shall be made by Gemini Fund Services, LLC, accounting agent for the Funds, in accordance with its regular practice in pricing the shares and assets of each Fund.

1.6 Any transfer taxes payable on the issuance and transfer of Survivor Fund Shares in a name other than that of the registered holder on Target Fund's shareholder records of the Target Fund Shares actually or constructively exchanged therefor shall be paid by the transferee thereof, as a condition of that issuance and transfer.

1.7 Any reporting responsibility of Target Fund to a public authority, including the responsibility for filing regulatory reports, tax returns, and other documents with the Securities and Exchange Commission ("Commission"), any state securities commission, any federal, state, and local tax authorities, and any other relevant regulatory authority, is and shall remain its responsibility up to and including the date on which it is terminated, except that Survivor Fund shall be responsible for preparing and filing any Form N-Q or Form N-CSR (including the annual report to shareholders) if the fiscal period relating to such form ended prior to the Effective Time, but as of the Effective Time such form has not yet been filed.

1.8 After the Effective Time, Target Fund shall not conduct any business except in connection with its dissolution and termination. As soon as reasonably practicable after distribution of the Survivor Fund Shares pursuant to paragraph 1.4, but in all events within six months after the Effective Time, (a) Target Fund shall be terminated as a series of Trust and (b) Trust shall make all filings and take all other actions in connection therewith necessary and proper to effect Target Fund's complete dissolution.

2. CLOSING AND EFFECTIVE TIME

2.1 Unless the parties agree otherwise, all acts necessary to consummate the Reorganization ("Closing") shall be deemed to take place simultaneously as of immediately after the close of business (4:00 p.m., Eastern Time) on or about October 16, 2020 ("Effective Time"). The Closing shall be held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

2.2 Trust shall direct the custodian of Target Fund's assets to deliver at the Closing a certificate of an authorized officer ("Certificate") stating and verifying that (a) the Assets it holds will be transferred to Survivor Fund at the Effective Time, (b) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made, and (c) the information (including adjusted basis and holding period, by lot) concerning the Assets, including all portfolio securities, transferred by Target Fund to Survivor Fund, as reflected on Survivor Fund's books immediately after the Effective Time, does or will conform to that information on Target Fund's books immediately before the Effective Time.

2.3 Trust shall direct its transfer agent to deliver at the Closing (a) to Trust, a Certificate (1) verifying that Target Fund's shareholder records contain each Shareholder's name and address and the number of full and fractional outstanding Target Fund Shares that each such Shareholder owns at the Effective Time and (2) as to the opening of accounts on Survivor Fund's shareholder records in the names of the Shareholders and (b) to Trust, a confirmation, or other evidence satisfactory to Trust, that the Survivor Fund Shares to be credited to Target Fund at the Effective Time have been credited to Target Fund's account on those records.

2.4 Trust shall deliver to Trust and Adviser, within five days before the Closing, a Certificate listing each security, by name of issuer and number of shares, that is being carried on Target Fund's books at an estimated fair market value provided by an authorized pricing vendor for Target Fund.

2.5 At the Closing, the Trust shall deliver, on behalf of each Fund, as applicable, (a) bills of sale, checks, assignments, share certificates, receipts, and/or other documents the Trust or its counsel reasonably requests and (b) a Certificate in form and substance satisfactory to the recipient, and dated the Effective Time, to the effect that the representations and warranties it made in this Agreement are true and correct at the Effective Time except as they may be affected by the transactions contemplated hereby.

3. REPRESENTATIONS AND WARRANTIES

3.1 Trust, on Target Fund's behalf, represents and warrants as follows:

(a) Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

(b) Target Fund is a duly established and designated series of Trust;

(c) The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Target Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

(d) At the Effective Time, Trust will have good and marketable title to the Assets for Target Fund's benefit and full right, power, and authority to sell, assign, transfer, and deliver the Assets hereunder free of any liens or other encumbrances (except securities that are subject to "securities loans," as referred to in section 851(b)(2), or that are restricted to resale by their terms); and on delivery and payment for the Assets, Trust, on Survivor Fund's behalf, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including restrictions that might arise under the Securities Act of 1933, as amended ("1933 Act");

(e) Trust, with respect to Target Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or By-Laws, or any agreement, indenture, instrument, contract, lease, or other undertaking (each, an "Undertaking") to which Trust, on Target Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Target Fund's behalf, is a party or by which it is bound;

(f) At or before the Effective Time, either (1) all material contracts and other commitments of Target Fund (other than this Agreement and certain investment contracts, including options, futures, forward contracts, and swap agreements) will terminate, or (2) provision for discharge and/or Survivor Fund's assumption of any liabilities of Target Fund thereunder will be made, without either Fund's incurring any penalty with respect thereto and without diminishing or releasing any rights Trust may have had with respect to actions taken or omitted or to be taken by any other party thereto before the Closing;

(g) No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Target Fund or any of its properties or assets attributable or allocable to Target Fund, that, if adversely determined, would materially and adversely affect Target Fund's financial condition or the conduct of its business; and Trust, on Target Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Target Fund's business or Trust's ability to consummate the transactions contemplated hereby;

(h) Target Fund's Statement of Assets and Liabilities, Schedule of Investments, Statement of Operations, and Statement of Changes in Net Assets (each, a "Statement") at and for the fiscal year ended April 30, 2020 have been audited by RSM US, LLP, an independent registered public accounting firm, and are in accordance with generally accepted accounting principles consistently applied in the United States ("GAAP"); and those Statements present fairly, in all material respects, Target Fund's financial condition at that date in accordance with GAAP and the results of its operations and changes in its net assets for the period then ended, and there are no known contingent liabilities of Target Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP at that date that are not disclosed therein;

(i) Since April 30, 2020, there has not been any material adverse change in Target Fund's financial condition, assets, liabilities, or business, other than changes occurring in the ordinary course of business, or any incurrence by Target Fund of indebtedness maturing more than one year from the date that indebtedness was incurred; for purposes of this subparagraph, a decline in NAV per Target Fund Share due to declines in market values of securities Target Fund holds, the discharge of Target Fund liabilities, or the redemption of Target Fund Shares by its shareholders shall not constitute a material adverse change;

(j) All federal and other tax returns, dividend reporting forms, and other tax-related reports (collectively, "Returns") of Target Fund required by law to have been filed by the Effective Time (including any properly and timely filed extensions of time to file) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on those Returns shall have been paid or provision shall have been made for the payment thereof; to the best of Trust's knowledge, no such Return is currently under audit and no assessment has been asserted with respect to those Returns; and Target Fund is in compliance in all material respects with all applicable Regulations pertaining to the reporting of dividends and other distributions on and redemptions of its shares and to withholding in respect thereof and is not liable for any material penalties that could be imposed thereunder;

(k) Target Fund is classified as an association that is taxable as a corporation, for federal tax purposes; Target Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)); for each taxable year of its operation (including its taxable year that will end of the Closing Date), Target Fund has met (and for that year will meet) the requirements of Part I of Subchapter M of Chapter 1 of Subtitle A of the Code ("Subchapter M") for qualification as a regulated Trust ("RIC") and has been (and for that year will be) eligible to and has computed (and for that year will compute) its federal income tax under section 852; Target Fund has not at any time since its inception been liable for, and is not now liable for, any material income or excise tax pursuant to sections 852 or 4982; and Target Fund has no earnings and profits accumulated in any taxable year in which the provisions of Subchapter M did not apply to it;

(l) All issued and outstanding Target Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; all issued and outstanding Target Fund Shares will, at the Effective Time, be held by the persons and in the amounts set forth on Target Fund's shareholder records, as provided in paragraph 2.3; and Target Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Target Fund Shares, nor are there outstanding any securities convertible into any Target Fund Shares;

(m) Target Fund incurred the Liabilities, which are associated with the Assets, in the ordinary course of its business;

(n) Target Fund is not under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

(o) Not more than 25% of the value of Target Fund's total assets (excluding cash, cash items, and Government securities) is invested in the stock and securities of any one issuer, and not more than 50% of the value of those assets is invested in the stock and securities of five or fewer issuers;

(p) Target Fund's current prospectus and statement of additional information (1) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and (2) at the date on which they were issued did not contain, and as supplemented by any supplement thereto dated prior to or at the Effective Time do not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(q) The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including the Financial Industry Regulatory Authority, Inc. ("FINRA")) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 (as defined in paragraph 3.3(a) will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(r) The Declaration of Trust permit Trust to vary its shareholders' investment; Trust does not have a fixed pool of assets; and each series thereof (including the Target Fund) is a managed portfolio of securities, and Adviser has the authority to buy and sell securities for the Target Fund;

(s) Target Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus, except as previously disclosed in writing to Trust;

(t) The Survivor Fund Shares to be delivered hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms hereof;

(u) At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund, and Target Fund will not alter its portfolio in connection with the Reorganization to meet this 33 1/3% threshold. Target Fund did not enter into any line of business as part of the plan of reorganization;

(v) To the best of the knowledge of Target Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

(w) During the five-year period ending on the Closing Date, neither Target Fund nor any person related (as defined in section 1.368-1(e)(4) of the Treasury Regulations without regard to 1.368-1(e)(4)(i)) to Target Fund will have (i) acquired Target Fund Shares with consideration other than Survivor Fund Shares or Target Fund Shares, except in the ordinary course of Target Fund's business as an open-end Trust pursuant to section 22(e) of the 1940 Act; or (ii) made distributions with respect to Target Fund Shares except for (A) normal, regular dividend distributions made pursuant to the historic dividend paying practice of Target Fund, and (B) distributions and dividends declared and paid in order to ensure Target Fund's continuing qualification as a regulated Trust and to avoid the imposition of fund-level tax; and

(x) There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

3.2 Trust, on Survivor Fund's behalf, represents and warrants as follows:

(a) Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

(b) Survivor Fund is a duly established and designated series of Trust.

(c) The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Survivor Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

(d) All issued and outstanding Survivor Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; and Survivor Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Survivor Fund Shares, nor are there outstanding any securities convertible into any Survivor Fund Shares. All of the Survivor Fund Shares to be issued and delivered to Trust, for the account of the Target Fund shareholders, pursuant to this Agreement, will on the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly and legally issued Survivor Fund Shares and be fully paid and non-assessable by Trust;

(e) No consideration other than Survivor Fund Shares (and Survivor Fund's assumption of the Liabilities) will be issued in exchange for the Assets in the Reorganization;

(f) Trust, with respect to Survivor Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or any Undertaking to which Trust, on Survivor Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Survivor Fund's behalf, is a party or by which it is bound;

(g) No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Survivor Fund or any of its properties or assets attributable or allocable to Survivor Fund, that, if adversely determined, would materially and adversely affect Survivor Fund's financial condition or the conduct of its business; and Trust, on Survivor Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Survivor Fund's business or Trust's ability to consummate the transactions contemplated hereby;

(h) Survivor Fund is (and will be) classified as an association that is taxable as a corporation, for federal tax purposes; Survivor Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)) and has not taken and will not take any steps inconsistent with its qualification as such or its qualification and eligibility for treatment as a RIC under sections 851 and 852; for each taxable year of its operation, Survivor Fund has met the requirements of Part I of Subchapter M for qualification as a RIC for its taxable year in which the Reorganization occurs, Survivor Fund will meet those requirements, and will be eligible to and will compute its federal income tax under section 852, and Survivor Fund intends to continue to meet all those requirements, and to be eligible to and to so compute its federal income tax, for the next taxable year;

(i) There is no plan or intention for Survivor Fund to be dissolved or merged into another statutory or business trust or a Trust or any "fund" thereof (as defined in section 851(g)(2)) following the Reorganization;

(j) Assuming the truthfulness and correctness of Trust's representation and warranty in paragraph 3.1(o), immediately after the Reorganization (1) not more than 25% of the value of Survivor Fund's total assets (excluding cash, cash items, and Government securities) will be invested in the stock and securities of any one issuer and (2) not more than 50% of the value of those assets will be invested in the stock and securities of five or fewer issuers;

(k) Immediately after the Effective Time, Survivor Fund will not be under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

(l) The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including FINRA) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m) The Declaration of Trust permit Trust to vary its shareholders' investment; Trust will not have a fixed pool of assets; and each series thereof (including the Survivor Fund) will be a managed portfolio of securities, and Adviser will have the authority to buy and sell securities for the Survivor Fund;

(n) Survivor Fund will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target Fund immediately prior to the Reorganization. For purposes of this representation, amounts paid by Target Fund to dissenters, amounts used by Target Fund to pay Target Fund's Reorganization expenses, amounts paid by Target Fund to shareholders who receive cash or other property, and all redemptions and distributions (except redemptions in the ordinary course of Target Fund's business as an open-end investment company pursuant to section 22(e) of the 1940 Act and regular, normal dividends) made by Target Fund immediately preceding the Reorganization will be included as assets of Target Fund held immediately prior to the Reorganization;

(o) Survivor Fund has no plan or intention to reacquire any of Survivor Fund Shares issued in the Reorganization, except in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act;

(p) Survivor Fund is in the same line of business as Target Fund preceding the Reorganization for purposes of Treasury Regulations section 1.368-1(d)(2). Following the Reorganization, Survivor Fund will continue such line of business or use a significant portion of Target Fund's portfolio assets in a business, and Survivor Fund has no plan or intention to change such line of business. Survivor Fund did not enter into any line of business as part of the plan of reorganization. At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund. Survivor Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks and restrictions after the Reorganization;

(q) To the best of the knowledge of Survivor Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

(r) There is no plan or intention for Survivor Fund or any person related (as defined in Treasury Regulations section 1.368-1(e)(4)) to Survivor Fund, to acquire or redeem any of the Survivor Fund Shares issued in the Reorganization, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions by Survivor Fund in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act; and

(s) There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

3.3 Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund, respectively, hereby further covenant as follows:

(a) No governmental consents, approvals, authorizations, or filings are required under the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, or state securities laws, and no consents, approvals, authorizations, or orders of any court are required, for its execution or performance of this Agreement on either Fund's behalf, except for (1) Trust's filing with the Commission of an information statement relating to the Reorganization hereunder, and any supplement or amendment thereto ("Information Statement") (2) consents, approvals, authorizations, and filings that have been made or received or may be required after the Effective Time;

(b) The fair market value of the Survivor Fund Shares each Shareholder receives will be equal to the fair market value of its Target Fund Shares it actually or constructively surrenders in exchange therefor;

(c) The Shareholders will pay their own expenses (such as fees of personal investment or tax advisers for advice regarding the Reorganization), if any, incurred in connection with the Reorganization;

(d) The fair market value of the Assets will equal or exceed the Liabilities to be assumed by Survivor Fund and those to which the Assets are subject;

(e) None of the compensation received by any Shareholder who or that is an employee of or service provider to Target Fund will be separate consideration for, or allocable to, any of the Target Fund Shares that Shareholder holds; none of the Survivor Fund Shares any such Shareholder receives will be separate consideration for, or allocable to, any employment agreement, investment advisory agreement, or other service agreement; and the compensation paid to any such Shareholder will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services; and

(f) No expenses incurred by Target Fund or on its behalf in connection with the Reorganization will be paid or assumed by Survivor Fund, Adviser, or any other third party unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than Survivor Fund Shares will be transferred to Target Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof.

4. COVENANTS

4.1 Trust covenants to take all action necessary to obtain approval of the transactions contemplated hereby.

4.2 Trust covenants to prepare the Information Statement in compliance with applicable federal and state securities laws.

4.3 Trust covenants that it will, from time to time, as and when requested by the other, execute and deliver or cause to be executed and delivered all assignments and other instruments, and will take or cause to be taken any further action(s), it deems necessary or desirable in order to vest in, and confirm to, (a) Trust, on Survivor Fund's behalf, title to and possession of all the Assets, and (b) Trust, on Target Fund's behalf, title to and possession of the Survivor Fund Shares to be delivered hereunder, and otherwise to carry out the intent and purpose hereof.

4.4 Trust covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and applicable state securities laws it deems appropriate to commence and continue Survivor Fund's operations after the Effective Time.

4.5 Subject to this Agreement, Trust covenants to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper, or advisable to consummate and effectuate the transactions contemplated hereby.

5. CONDITIONS PRECEDENT

Each Fund's obligations hereunder shall be subject to (a) performance by the other Fund of all its obligations to be performed hereunder at or before the Closing, (b) all representations and warranties on behalf of the other Fund contained herein being true and correct in all material respects at the date hereof and, except as they may be affected by the transactions contemplated hereby, at the Effective Time, with the same force and effect as if made at that time, and (c) the following further conditions that, at or before that time:

5.1 This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the Board, on behalf of each Fund;

5.2 All necessary filings shall have been made with the Commission and state securities authorities, and no order or directive shall have been received that any other or further action is required to permit Trust to carry out the transactions contemplated hereby. The Commission shall not have issued an unfavorable report with respect to the Reorganization under section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated hereby under section 25(c) of the 1940 Act. All consents, orders, and permits of federal, state, and local regulatory authorities (including the Commission and state securities authorities) Trust deems necessary to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain same would not involve a risk of a material adverse effect on either Fund's assets or properties;

5.3 At the Effective Time, no action, suit, or other proceeding shall be pending (or, to Trust's best knowledge, threatened to be commenced) before any court, governmental agency, or arbitrator in which it is sought to enjoin the performance of, restrain, prohibit, affect the enforceability of, or obtain damages or other relief in connection with, the transactions contemplated hereby;

5.4 Prior to the Closing, Target Fund shall have declared a dividend or dividends which, together with all previous such dividends shall have the effect of distributing to Target Fund Shareholders all of Target Fund's Trust taxable income for all taxable periods ending at the Effective Time (computed without regard to any deduction for dividends paid) and all of the net capital gains realized in all taxable periods ending at the Effective Time (after reduction for any capital loss carryforward).

5.5 At any time before the Closing, Trust may waive any of the foregoing conditions (except those set forth in paragraphs 5.1, 5.2 and 5.4) if, in the judgment of the Board, that waiver will not have a material adverse effect on the applicable Fund's shareholders' interests.

6. EXPENSES

Subject to complying with the representation and warranty contained in paragraph 3.3(f), Adviser shall bear the entirety of the total Reorganization Expenses. The Reorganization Expenses include (1) costs associated with obtaining any necessary order of exemption from the 1940 Act, preparing and filing Target Fund's prospectus supplements and the Information Statement, and printing and distributing the Information Statement including any exhibits thereto, (2) legal and accounting fees, (3) transfer taxes for foreign securities and (4) any and all incremental Blue Sky fees. Notwithstanding the foregoing, expenses shall be paid by the Fund directly incurring them if and to the extent that the payment thereof by another person would result in that Fund's disqualification as a RIC.

7. ENTIRE AGREEMENT; NO SURVIVAL

Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund, has not made any representation, warranty, or covenant not set forth herein, and this Agreement constitutes the entire agreement of Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund. The representations, warranties, and covenants contained herein or in any document delivered pursuant hereto or in connection herewith shall not survive the Closing.

8. TERMINATION

This Agreement may be terminated at any time at or before the Closing with respect to the applicable Reorganization by resolution of either the Board, on behalf of the Target Fund, or the Board, on behalf of the Survivor Fund, if circumstances should develop that, in the opinion of that Board, make proceeding with the Agreement inadvisable with respect to the Target Fund or the Survivor Fund, respectively. Any such termination resolution will be effective when made.

9. AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund.

10. SEVERABILITY

Any term or provision hereof that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions hereof or affecting the validity or enforceability of any of the terms and provisions hereof in any other jurisdiction.

11. MISCELLANEOUS

11.1 This Agreement shall be governed by and construed in accordance with Delaware Law, without giving effect to principles of conflicts of laws; provided that, in the case of any conflict between that law and the federal securities laws, the latter shall govern.

11.2 Nothing expressed or implied herein is intended or shall be construed to confer on or give any person, firm, trust, or Trust other than Trust, on Survivor Fund's behalf, or Trust, on Target Fund's behalf, and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

11.3 Notice is hereby given that this instrument is executed and delivered on behalf of Trust's directors solely in their capacities as directors, and not individually, and that Trust's obligations under this instrument are not binding on or enforceable against any of its directors, officers, shareholders, or series other than the applicable Fund but are only binding on and enforceable against its property attributable to and held for the benefit of such applicable Fund ("Fund's Property") and not Trust's property attributable to and held for the benefit of any other series thereof. Trust, in asserting any rights or claims under this Agreement on its or a Fund's behalf, shall look only to the corresponding Fund's Property in settlement of those rights or claims and not to the property of any other series of Trust or to those directors, officers, or shareholders.

11.4 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by Trust, on behalf of Target Fund, and Trust on behalf of Survivor Fund. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed and delivered by its duly authorized officer as of the day and year first written above.

NORTHERN LIGHTS FUND TRUST, on behalf of TOEWS TACTICAL GROWTH ALLOCATION FUND

By: Kevin Wolf
       President and Principal Executive Officer

       <u>Kevin Wolf</u>

NORTHERN LIGHTS FUND TRUST, on behalf of TOEWS TACTICAL MONUMENT FUND

By: Kevin Wolf
       President and Principal Executive Officer

       <u>Kevin Wolf</u>

SOLELY FOR THE PURPOSES OF PARAGRAPH 6 OF THIS AGREEMENT,
TOEWS CORPORATION

By: Phillip Toews
       President

       <u>Phillip Toews</u>

The financial highlights table is intended to help you understand each Fund's financial performance for the period of the Fund's operations. Certain information reflects financial results for a single Fund share. The financial highlights for each of the Funds is presented below. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the Funds has been derived from the financial statements audited by RSM US LLP, whose report, along with the Funds' financial statements, are included in the Funds' April 30, 2020 Annual Report, which is available upon request.

Toews Tactical Growth Allocation Fund
Financial Highlights

Selected data based on a share outstanding throughout each year.

	For the Year ended April 30, 2020	For the Year ended April 30, 2019	For the Year ended April 30, 2018	For the Year ended April 30, 2017	For the Year ended April 30, 2016
Net asset value, beginning of year	$ 10.70	$ 10.24	$ 9.94	$ 9.62	$ 10.58
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss) [a]	0.14	0.13	0.10	0.01	(0.07)
Net realized and unrealized gain (loss) on investments	0.03	0.45	0.23	0.31	(0.74)
Total from investment operations	0.17	0.58	0.33	0.32	(0.81)
LESS DISTRIBUTIONS:					
From net investment income	(0.18)	(0.12)	(0.03)	-	-
From net realized gains on investments	-	-	-	-	(0.15)
Total distributions	(0.18)	(0.12)	(0.03)	-	(0.15)
Net asset value, end of year	$ 10.69	$ 10.70	$ 10.24	$ 9.94	$ 9.62
Total return [b]	1.61%	5.75%	3.33%	3.33%	(7.70)%
RATIOS/SUPPLEMENTAL DATA:					
Net assets, end of year (in 000's)	$ 18,288	$ 18,795	$ 21,064	$ 21,685	$ 22,473
Ratios to average net assets					
Expenses, net of reimbursement [c]	1.25%	1.25%	1.25%	1.25%	1.25%
Expenses, before reimbursement [c]	1.70%	1.65%	1.59%	1.57%	1.55%
Net investment income (loss), net of reimbursement [c,d]	1.36%	1.32%	0.93%	0.06%	(0.73)%
Portfolio turnover rate	678%	568%	749%	163%	234%

(a) Per share amounts have been calculated using the average share method, which more appropriately presents the per share data for the year.

(b) Total returns are historical and assume changes in share price and reinvestment of dividends and capital gain distributions if any. Had the adviser not absorbed a portion of the expenses, total returns would have been lower.

(c) Does not include expenses of the investment companies in which the Fund invests.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

Toews Tactical Monument Fund
Financial Highlights

Selected data based on a share outstanding throughout each year.

	For the Year ended April 30, 2020	For the Year ended April 30, 2019	For the Year ended April 30, 2018	For the Year ended April 30, 2017	For the Year ended April 30, 2016
Net asset value, beginning of year	$ 11.96	$ 10.38	$ 9.96	$ 9.33	$ 11.26
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss) [a]	0.07	0.11	0.04	(0.08)	(0.12)
Net realized and unrealized gain (loss) on investments	0.99	1.50	0.38	0.71	(1.54)
Total from investment operations	1.06	1.61	0.42	0.63	(1.66)
LESS DISTRIBUTIONS:					
From net investment income	(0.15)	(0.03)	-	-	-
From net realized gains on investments	-	-	-	-	(0.27)
Total distributions	(0.15)	(0.03)	-	-	(0.27)
Net asset value, end of year	$ 12.87	$ 11.96	$ 10.38	$ 9.96	$ 9.33
Total return [b]	8.90%	15.53%	4.22%	6.75%	(14.84)%
RATIOS/SUPPLEMENTAL DATA:					
Net assets, end of year (in 000's)	$ 96,709	$ 28,078	$ 41,607	$ 40,832	$ 58,185
Ratios to average net assets					
Expenses, net of reimbursement [c]	1.25%	1.25%	1.25%	1.25%	1.25%
Expenses, before reimbursement [c]	1.42%	1.47%	1.39%	1.32%	1.48%
Net investment income (loss), net of reimbursement [c,d]	0.59%	0.98%	0.40%	(0.88)%	(1.16)%
Portfolio turnover rate	446%	548%	752%	0%	27%

(a)   Per share amounts have been calculated using the average share method, which more appropriately presents the per share data for the year.

(b)   Total returns are historical and assume changes in share price and reinvestment of dividends and capital gain distributions if any. Had the adviser not absorbed a portion of the expenses, total returns would have been lower.

(c)   Does not include expenses of the investment companies in which the Fund invests.

(d)   Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

STATEMENT OF ADDITIONAL INFORMATION
SEPTEMBER 23, 2020

RELATING TO THE REORGANIZATION OF
TOEWS TACTICAL GROWTH ALLOCATION FUND
WITH AND INTO
TOEWS TACTICAL MONUMENT FUND

each a series of Northern Lights Fund Trust

4221 North 203rd Street, Suite 100
Elkhorn, Nebraska 68022

1-877-558-6397

This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Prospectus/Information Statement dated September 23, 2020 (the "Combined Prospectus/Information Statement") for the Survivor Fund and the Target Fund, each a class (herein referred to as "series") of Northern Lights Fund Trust (the "Trust"). Copies of the Combined Prospectus/Information Statement may be obtained at no charge by writing to Toews Corporation c/o Gemini Fund Services, LLC, 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022 or by calling 1-877-558-6397. Unless otherwise indicated, capitalized terms used in this Statement of Additional Information and not otherwise defined have the same meanings as are given to them in the Combined Prospectus/Information Statement.

This Statement of Additional Information contains information that may be of interest to shareholders of the Target Fund relating to the Reorganization, but that is not included in the Combined Prospectus/Information Statement. As described in the Combined Prospectus/Information Statement, the Reorganization would involve the transfer of substantially all of the assets, and the assumption of the liabilities, of the Target Fund in exchange for shares of the Survivor Fund. The Target Fund would distribute the Survivor Fund shares it receives to its shareholders in complete liquidation of the Target Fund.

The Funds will furnish, without charge, a copy of their most recent Annual Report and/or Semi-Annual Report. Requests should be directed to Toews Corporation c/o Gemini Fund Services, LLC, 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022 or by calling 1-877-558-6397.

TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE FUNDS

Further information about each of the Survivor Fund and the Target Fund, each a series of the Trust, is contained in and incorporated by reference to the Statement of Additional Information dated August 28, 2020, as it may be amended and/or supplemented from time to time. Management's discussion of fund performance, audited financial statements and related report of the independent registered public accounting firm for the Funds are contained in the Funds' Annual Report for the fiscal year ended April 30, 2020 and are incorporated by reference into this Statement of Additional Information. No other parts of the Funds' Annual Report are incorporated by reference in this Statement of Additional Information.

Pro Forma Financial Information
(Unaudited)

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and Survivor Fund as of April 30, 2020. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Survivor Fund, which are available in their annual and semi-annual shareholder reports.

PRO-FORMA STATEMENTS OF ASSETS AND LIABILITIES
(Unaudited)

April 30, 2020

	Toews Tactical Growth Allocation Fund	Toews Tactical Monument Fund	Adjustments	Pro Forma Survivor Fund
ASSETS				
Investments, at cost	$14,315,136	$77,562,739	$-	$91,877,875
Investments, at value	$14,241,761	$76,802,225		$91,043,986
Cash and cash equivalents	4,718,460	8,230,812	-	12,949,272
Cash deposit with broker - futures margin balance	903,283	8,546,893	-	9,450,176
Unrealized appreciation from futures contracts	553,479	3,033,667		3,587,146
Receivable for securities sold	-	-	-	-
Receivable for Fund shares sold	10,139	276,214	-	286,353
Dividends and interest receivable	5,480	12,152	-	17,632
Prepaid expenses & other assets	7,748	71,025	-	78,773
TOTAL ASSETS	20,440,350	96,972,988	-	117,413,338
LIABILITIES				
Accrued advisory fees	9,130	71,862	-	80,992
Payable for securities purchased	1,904,352	-	-	1,904,352
Payable for Fund shares redeemed	210,215	161,133	-	371,348
Payable to related parties	5,696	25,901	-	31,597
Accrued expenses and other liabilities	23,000	5,135	-	28,135
TOTAL LIABILITIES	2,152,393	264,031	-	2,416,424
NET ASSETS	$18,287,957	$96,708,957	-	$114,996,914
Net Assets Consist Of:				
Paid in capital	$18,024,832	$95,564,524	-	$113,589,356
Accumulated earnings	263,125	1,144,433	-	1,407,558
NET ASSETS	$18,287,957	$96,708,957	-	$114,996,914
Net Asset Value Per Share:				
Net Assets	$18,287,957	$96,708,957	-	$114,996,914
Shares of beneficial interest outstanding	1,711,493	7,511,556	(287,780)	8,935,269
Net asset value (Net Assets ÷ Shares Outstanding), offering price and redemption price per share [a]	$10.69	$12.87		$12,87

Please see the accompanying Notes to Pro-Forma Financial Statements

PRO-FORMA STATEMENT OF OPERATIONS
(Unaudited)

For The Year Ended April 30, 2020

	Toews Tactical Growth Allocation Fund	Toews Tactical Monument Fund	Grand Total	Pro-Forma Adjustments**	Total after Adjustments
Investment Income					
Dividends	$ 411,209	$ 540,244	$ 951,453	$ -	$ 951,453
Interest	54,941	96,451	151,392	-	151,392
Total Investment Income	466,150	636,695	1,102,845	-	1,102,845
Expenses					
Investment advisory fees	178,310	344,381	522,691	-	522,691
Registration fees	22,783	33,501	56,284	(16,284)	40,000
Transfer agent fees	3,009	3,347	6,356	-	6,356
Administration fees	14,340	23,486	37,826	-	37,826
Fund accounting fees	4,404	7,492	11,896	-	11,896
Third party administrative servicing fees	15,748	25,498	41,246	-	41,246
Compliance officer fees	6,017	6,669	12,686	(1,500)	11,186
Legal Fees	8,674	8,526	17,200	(3,060)	14,140
Trustees' fees	15,576	15,576	31,152	(15,000)	16,152
Printing expenses	13,714	5,630	19,344	(7,344)	12,000
Audit and tax fees	17,690	17,550	35,240	(17,550)	17,690
Insurance expenses	501	661	1,162	-	1,162
Miscellaneous expenses	1,975	512	2,487	(375)	2,112
Total Operating Expenses	302,741	492,829	795,570	(61,113)	734,457
Less: Expenses waived by Adviser	(79,856)	(59,975)	(139,831)	61,113	(78,718)
Net Operating Expenses	222,885	432,854	655,739	-	655,739
Net Investment Income	243,265	203,841	447,106	-	447,106
Realized and Unrealized Gain (Loss) on Investments, Purchased Options, and Futures Contracts:					
Net realized gain (loss) from:					
Investments	894,411	1,874,079	2,768,490	-	2,768,490
Purchased options contracts	267,140	597,400	864,540	-	864,540
Futures contracts	(725,843)	1,057,091	331,248	-	331,248
	435,708	3,528,570	3,964,278	-	3,964,278
Net change in unrealized appreciation (depreciation) on:					
Investments	(239,727)	(283,390)	(523,117)	-	(523,117)
Purchased options contracts	(53,716)	(702,561)	(756,277)	-	(756,277)
Futures contracts	(90,072)	1,296,850	1,206,778	-	1,206,778
	(383,515)	310,899	(72,616)	-	(72,616)
Net Realized and Unrealized Gain	52,193	3,839,469	3,891,662		3,891,662
Net Increase in Net Assets Resulting From Operations	$ 295,458	$ 4,043,310	$ 4,338,768	$ -	$ 4,338,768

Please see the accompanying Notes to Pro-Forma Financial Statements

** Please see Note 3 to the Pro Forma Financial Statements below for additional information related to the pro forma expense adjustments.

PRO-FORMA PORTFOLIO OF INVESTMENTS
(Unaudited)
April 30, 2020

	Toews Monument Shares	Toews Growth Shares	Combination Shares			Adjustment	Pro Forma Shares/ Notional Amount	Toews Monument Fair Value	Toews Growth Fair Value	Combination Fair Value	Adjustment	Pro Forma Fair Value	
EXCHANGE TRADED FUNDS - 71.7 %													
DEBT FUNDS - 71.7 %													
iShares Core U.S. Aggregate Bond ETF^	327,000	50,000	377,000			-	327,000	$38,291,700	$5,855,000	$44,146,700	-	$44,146,700	
iShares iBoxx $ High Yield Corporate Bond ETF^	-	11,900	11,900			-	-	-	957,117	957,117	-	957,117	
SPDR Bloomberg Barclays High Yield Bond ETF^	-	9,600	9,600			-	-	-	950,688	950,688	-	950,688	
Vanguard Total Bond Market ETF	438,000	67,000	505,000			-	505,000	38,329,380	5,863,170	44,192,550	-	44,192,550	
TOTAL EXCHANGE TRADED FUNDS (Cost - $82,514,811)								76,621,080	13,625,975	90,247,055		90,247,055	71.73%
MUTUAL FUND - 0.0 %													
DEBT FUND - 0.0 %													
BlackRock High Yield Bond Portfolio – Institutional Class^	-	86,674	86,674			-	-	-	598,916	598,916	-	598,916	0.00%
TOTAL MUTUAL FUNDS (Cost - $0)													

OPTIONS PURCHASED^* - 0.2 %	Expiration	Exercise Price	Toews Monument Contracts**	Toews Growth Contracts**	Combination Contracts**	Toews Monument Notional Amount	Toews Growth Notional Amount	Combination Notional Amount	Adjustment	Pro Forma Shares/ Notional Amount	Toews Monument Fair Value	Toews Growth Fair Value	Combination Fair Value	Adjustment	Pro Forma Fair Value
PUT OPTIONS PURCHASED - 0.2 %															
S&P 500 E-Mini	May 2020	$2,380.00	186	21	207	$22,134,000	$2,499,000	$24,633,000	-	$22,134,000	$37,200	$4,200	$41,400	-	$41,400
S&P 500 E-Mini	May 2020	2,415.00	287	22	309	34,655,250	2,656,500	37,311,750	-	34,655,250	67,445	5,170	72,615	-	72,615
S&P 500 E-Mini	May 2020	2,505.00	204	20	224	25,551,000	2,505,000	28,056,000	-	25,551,000	76,500	7,500	84,000	-	84,000
TOTAL OPTIONS PURCHASED (Cost - $910,781)											181,145	16,870	198,015		198,015

											Toews Monument Fair Value	Toews Growth Fair Value	Combination Fair Value	Adjustment	Pro Forma Fair Value
TOTAL INVESTMENTS - 71.9 % (Cost - $83,425,592)											$76,802,225	$14,241,761	$91,043,986	-	$91,043,986
CASH AND OTHER ASSETS LESS LIABILITIES - 28.1 %											19,906,732	4,046,196	23,952,928	-	23,952,928
NET ASSETS - 100.0 %											$96,708,957	$18,287,957	$114,996,914		$114,996,914

OPEN FUTURES CONTRACTS

Open Long Future Contracts^	Expiration	Toews Monument Contracts**	Toews Growth Contracts**	Combination Contracts**	Toews Monument Notional Amount	Toews Growth Notional Amount	Combination Notional Amount	Adjustment	Pro Forma Notional Amount	Toews Monument Unrealized Appreciation	Toews Growth Unrealized Appreciation	Combination Unrealized Appreciation	Adjustment	Pro Forma Unrealized Appreciation
Nasdaq 100 E-Mini	June 2020	163	6	169	$29,302,510	$1,078,620	$30,381,130	-	$30,381,130	$895,376	$32,904	$928,280	-	$928,280
Russell 2000 Index E-Mini	June 2020	-	42	42	-	2,744,070	$2,744,070	-	2,744,070	-	235,014	235,014	-	235,014
S&P 500 E-Mini	June 2020	463	18	481	67,190,560	2,612,160	$69,802,720	-	69,802,720	2,138,291	83,355	2,221,646	-	2,221,646
S&P MidCap 400 E-Mini	June 2020	-	17	17	-	2,790,210	$2,790,210	-	2,790,210	-	202,206	202,206	-	202,206-
										$3,033,667	$553,479	$3,587,146		$3,587,146

^ All or a portion of this security will be sold in connection with the reorganization.

* Non-income producing security.

** Each option contract allows the holder of the option to purchase or sell one contract of the underlying futures.

ETF - Exchange Traded Fund

Please see the accompanying Notes to Pro-Forma Financial Statements

Notes to Pro Forma Financial Statements

Note 1 — Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Survivor Fund pursuant to an Agreement and Plan of Reorganization (the "Reorganization") as if the Reorganization occurred as of and for the period ended April 30, 2020.

The costs of the Reorganization, excluding any capital gains tax liabilities associated with the sale of the Target Fund's shares in connection with the organization, will be borne by Toews Corporation, each Fund's investment adviser. The costs associated with the Reorganization that will be borne by Toews Corporation will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization that will be borne by Toews Corporation are expected to be approximately $25,000. Capital gains distributions expected to be triggered from the sale of the Target Fund's securities are estimated to be $1,354,615.74, or $0.77 per share of the Target Fund.

Target Fund	Survivor Fund
Toews Tactical Growth Allocation Fund	Toews Tactical Monument Fund

Note 2 — Basis of Pro Forma

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Survivor Fund or its shareholders as a direct result of the Reorganization. The Target Fund and the Survivor Fund are both registered open-end management investment companies. The Reorganization would be accomplished by the acquisition of all of the assets and the assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund, followed by the distribution of such shares to Target Fund shareholders in complete liquidation and termination of the Target Fund. The Target Fund shareholders would have received approximately 1,423,713.000 shares of the Survivor Fund had the Reorganization occurred on April 30, 2020.

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes. In accordance with accounting principles generally accepted in the United States of America, for financial reporting purposes, the historical cost basis of the investments received from the Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the Surviving Fund with amounts distributable to shareholders for tax purposes.

Fund	Net Assets	As of Date
Toews Tactical Growth Allocation Fund (Target Fund)	$18,287,957	April 30, 2020
Toews Tactical Monument Fund (Survivor Fund)	$96,708,957	April 30, 2020
Toews Tactical Monument Fund (Pro Forma Survivor Fund)	$114,996,914	April 30, 2020

Note 3 — Pro Forma Adjustments

The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Survivor Fund and has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect this information. Pro forma adjustments to the Statement of Assets and Liabilities reflect the difference between the total combined amount of shares for each class of the Target Fund and Survivor Fund and the total amount of shares for each class of the post-merger Survivor Fund. The difference in the total is reflected as a negative amount for each share class as the net asset value per share of the Survivor Fund was greater than the net asset value per share of the Target Fund. Pro forma adjustments reflect changes pursuant to economies of scale savings and/or the elimination of redundant fees or expenses. Actual results could differ from those estimates. No other significant pro forma effects are expected to result from the Reorganization. No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. No significant changes to any existing contracts of the Survivor Fund are expected as a result of the Reorganization.

Note 4 — Accounting Survivor

The Survivor Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition, strategies, investment objective, expense structure and policies/restrictions of the Survivor Fund.

Note 5 — Capital Loss Carryforwards

At April 30, 2020, the Target Fund had no unused capital loss carryforwards available for federal income tax purposes to be applied against future capital gains, if any. For net capital losses arising in taxable years beginning after December 22, 2010, a Fund will generally be able to carry-forward such capital losses indefinitely. A Fund's net capital losses from taxable years beginning on or prior to December 22, 2010, however, will remain subject to their current expiration dates and can be used only after the post-enactment losses. The Target Fund and Survivor Fund did not have any capital loss carryforwards as of April 30, 2020.